SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua São José, 20 GR 1602 - Parte
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR	Date: 09/30/2004	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION
1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Federal Tax ID) 33.042.730/0001-04
4 - NIRE (State Registration Number) 15910

01.02 – HEAD OFFICE

1 – ADDRESS R. SÃO JOSÉ, 20/ GR.1602 – PARTE			2 – DISTRICT CENTRO
3 – ZIP CODE 22010-020	4 – CITY RIO DE JANEIRO			5 – STATE RJ
6 – AREA CODE 21	7 – TELEPHONE 2215-4901	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX
11 – AREA CODE 21	12 – FAX 2215-7140	13 – FAX -	14 – FAX -
15 – E-MAIL invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 – NAME LAURO HENRIQUE CAMPOS REZENDE
2 – ADDRESS AV. JUSCELINO KUBITSCHEK, 1830 - 13° andar			3 – DISTRICT ITAIM BIBI
4 – ZIP CODE 04543-900	5 – CITY SÃO PAULO			6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3049-7100	9 – TELEPHONE -	10 – TELEPHONE -	11 – TELEX
12 – AREA CODE 011	13 – FAX 3049-7519	14 – FAX -	15 – FAX -
16 – E-MAIL invrel@csn.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 – BEGINNING	2 – END	3 – QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01.01.2004	12.31.2004	3	07.01.2004	09.30.2004	2	04.01.2004	06.30.2004
9 – INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES						10 –CVM CODE 00385-9
11 – TECHNICIAN IN CHARGE MARCELO CAVALCANTI ALMEIDA						12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 335.905.597-72

01.05 – CAPITAL STOCK

NUMBER OF SHARES (in thousands)	1 – CURRENT QUARTER 09/30/2004	2 – PREVIOUS QUARTER 06/30/2004	3 – SAME QUARTER, PREVIOUS YEAR 09/30/2003
Paid-up Capital
1 – Common	286,917	286,917	71,729,261
2 – Preferred	0	0	0
3 – Total	286,917	286,917	71,729,261
Treasury Stock
4 – Common	4,748	2,513	0
5 – Preferred	0	0	0
6 – Total	4,748	2,513	0

01.06 – COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – STATUS Operational
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE
5 – MAIN ACTIVITY Manufacturing, Transf. and trading of steel products
6 – CONSOLIDATION TYPE Partial
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Qualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME
01	01.417.222/0001-77	MRS LOGÍSTICA S/A
02	01.355.994/0002-02	ITÁ ENERGÉTICA S/A

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 – AMOUNT OF CHANGE	5 – NATURE OF CHANGE	7 – NUMBER OF SHARES ISSUED (thousands)	8 – SHARE PRICE WHEN ISSUED (in Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE 11/8/2004	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of reais)

1-Code	2- Description	3- 9/30/2004	4- 6/30/2004

1	Total Assets	25,845,259	25,128,170
1.01	Current Assets	6,249,078	5,534,896
1.01.01	Cash	113,185	711,473
1.01.02	Credits	2,223,553	2,215,887
1.01.02.01	Trade Accounts Receivable - Domestic Market	913,899	872,704
1.01.02.02	Trade Accounts Receivable - Export Market	1,410,017	1,446,458
1.01.02.03	Allowance for Doubtful Accounts	(100,363)	(103,275)
1.01.03	Inventories	1,534,784	1,045,181
1.01.04	Others	2,377,556	1,562,355
1.01.04.01	Marketable Securities	1,713,293	987,070
1.01.04.02	Recoverable Income Tax and Social Contribution	9,291	5,128
1.01.04.03	Deferred Income Tax	52,318	123,763
1.01.04.04	Deferred Social Contribution	18,834	21,896
1.01.04.05	Dividends Receivable	68,643	68,643
1.01.04.06	Prepaid Expenses	19,174	30,861
1.01.04.07	Other	496,003	324,994
1.02	Long-Term Assets	3,317,903	3,407,720
1.02.01	Credits	27,066	27,066
1.02.01.01	Compulsory Loans – Eletrobras	27,066	27,066
1.02.02	Credit with Related Parties	1,333,089	1,420,244
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	1,333,089	1,420,244
1.02.02.03	Other Related Parties	0	0
1.02.03	Others	1,957,748	1,960,410
1.02.03.01	Deferred Income Tax	728,051	718,930
1.02.03.02	Deferred Social Contribution	78,240	71,823
1.02.03.03	Judicial Deposits	525,886	519,524
1.02.03.04	Securities Receivable	45,086	45,531
1.02.03.05	Marketable Securities	153,635	155,987
1.02.03.06	Recoverable PIS/PASEP	24,710	32,901
1.02.03.07	Prepaid Expenses	47,826	50,407
1.02.03.08	Investment Available for Sale	247,275	257,437
1.02.03.09	Others	107,039	107,870
1.03	Permanent Assets	16,278,278	16,185,554
1.03.01	Investments	3,882,811	3,676,105
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	3,882,811	3,676,105
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant and Equipment	12,157,169	12,238,437
1.03.02.01	In Operation, Net	11,936,409	12,049,460
1.03.02.02	In Construction	102,603	71,671
1.03.02.03	Land	118,157	117,306
1.03.03	Deferred	238,298	271,012

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1- Code	2- Description	3- 9/30/2004	4- 6/30/2004

2	Total Liabilities	25,845,259	25,128,170
2.01	Current Liabilities	3,543,808	3,017,145
2.01.01	Loans and Financings	1,574,944	1,204,375
2.01.02	Debentures	617,789	583,255
2.01.03	Suppliers	283,154	307,232
2.01.04	Taxes and Contributions	742,076	602,450
2.01.04.01	Salaries and Social Contributions	69,790	65,726
2.01.04.02	Taxes Payable	435,786	334,443
2.01.04.03	Deferred Income Tax	173,897	148,736
2.01.04.04	Deferred Social Contribution	62,603	53,545
2.01.05	Dividends Payable	479	382
2.01.06	Provisions	13,634	11,805
2.01.06.01	Labor, Civil and Tax	13,634	11,805
2.01.07	Debt with Related Parties	0	0
2.01.08	Others	311,732	307,646
2.01.08.01	Accounts Payable - Controlled Companies	188,684	199,971
2.01.08.02	Others	123,048	107,675
2.02	Long-Term Assets	13,523,487	13,961,882
2.02.01	Loans and Financings	7,139,347	7,992,284
2.02.02	Debentures	900,000	900,000
2.02.03	Provisions	4,106,201	3,603,557
2.02.03.01	Labor, Civil, Fiscal and Environmental	620,075	563,961
2.02.03.02	For Income Tax in Judge	20,393	19,634
2.02.03.03	For Social Contribution in Judge	182,534	82,188
2.02.03.04	Other Tax in Judge	955,805	578,927
2.02.03.05	Deferred Income Tax	1,711,319	1,734,446
2.02.03.06	Deferred Social Contribution	616,075	624,401
2.02.04	Debt with Related Parties	1,024,430	1,103,115
2.02.05	Others	353,509	362,926
2.02.05.01	Provision for Losses in Investments	84,829	80,677
2.02.05.02	Others	268,680	282,249
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	8,777,964	8,149,143
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserve	17,319	17,319
2.05.03	Revaluation Reserve	4,824,141	4,885,196
2.05.03.01	Own Assets	4,824,141	4,885,196
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Income Reserve	554,656	644,803
2.05.04.01	Legal	249,391	249,391
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Income Retentions	0	0
2.05.04.06	Especial For Non-Distributed Dividends	0	0
2.05.04.07	Other Income Reserve	305,265	395,412
2.05.04.07.01	From Investments	487,203	487,203
2.05.04.07.02	Treasure Stock	(181,938)	(91,791)
2.05.05	Profit/Loss Accumulated	1,700,901	920,878

03.01 - INCOME STATEMENT (in thousands of reais)

1- Code	2- Description	3- 7/01/2004 to 9/30/2004	4- 1/01/2004 to 9/30/2004	5- 7/01/2003 to 9/30/2003	6- 1/01/2003 to 9/30/2003

3.01	Gross Revenue from Sales and/or Services	2,761,068	7,347,150	1,791,743	5,294,157
3.02	Deductions from Gross Revenue	(447,589)	(1,129,477)	(236,343)	(795,641)
3.03	Net Revenue from Sales and/or Services	2,313,479	6,217,673	1,555,400	4,498,516
3.04	Cost of Goods and Services Sold	(1,126,621)	(3,248,311)	(911,096)	(2,466,532)
3.04.01	Depreciation, Depletion and Amortization	(172,627)	(526,342)	(171,475)	(436,204)
3.04.02	Others	(953,994)	(2,721,969)	(739,621)	(2,030,328)
3.05	Gross Profit	1,186,858	2,969,362	644,304	2,031,984
3.06	Operating Income/Expenses	(82,797)	(812,346)	(384,149)	(893,539)
3.06.01	Selling	(67,914)	(195,148)	(69,561)	(165,478)
3.06.01.01	Depreciation and Amortization	(1,874)	(5,481)	(1,491)	(4,521)
3.06.01.02	Others	(66,040)	(189,667)	(68,070)	(160,957)
3.06.02	General and Administrative	(52,450)	(162,367)	(50,667)	(164,592)
3.06.02.01	Depreciation and Amortization	(5,599)	(16,779)	(4,957)	(15,545)
3.06.02.02	Others	(46,851)	(145,588)	(45,710)	(149,047)
3.06.03	Financial	(18,171)	(829,245)	(415,374)	(539,261)
3.06.03.01	Financial Income	(244,230)	67,138	(15,560)	(998,196)
3.06.03.02	Financial Expenses	226,059	(896,383)	(399,814)	458,935
3.06.03.02.01	Amortization of Especial Exchange Variation	(25,209)	(78,252)	(32,124)	(99,622)
3.06.03.02.02	Foreign Exchange and Monetary Variation, net	520,375	(15,353)	(137,758)	1,149,330
3.06.03.02.03	Financial Expenses	(269,107)	(802,778)	(229,932)	(590,773)
3.06.04	Other Operating Income	9,204	28,027	15,405	21,950
3.06.05	Other Operating Expenses	(52,994)	(107,317)	(35,197)	(40,842)
3.06.06	Equity Result from Subsidiaries and Affiliated Companies	99,528	453,704	171,245	(5,316)
3.07	Operating Income	1,104,061	2,157,016	260,155	1,138,445
3.08	Non-Operating Income/Loss	(9,458)	(10,241)	(10,182)	(22,341)
3.08.01	Income	2	5	3	28
3.08.02	Expenses	(9,460)	(10,246)	(10,185)	(22,369)
3.09	Income before Taxes and Participations/Contributions	1,094,603	2,146,775	249,973	1,116,104
3.10	Provision for Income Tax and Social Contribution	(282,444)	(385,472)	(35,667)	(31,037)
3.11	Deferred Income Tax	(93,191)	(209,333)	(22,459)	(352,204)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Net Income (Loss) for the Period	718,968	1,551,970	191,847	732,863
	SHARES OUTSTANDING EX-TREASURY (in thousands)	282,169	282,169	71,729,261	71,729,261
	EARNINGS PER SHARE	2.54800	5.50014	0.00267	0.01022
	LOSS PER SHARE

04.01 - EXPLANATORY NOTES

(In thousands of reais, except, as otherwise indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complexes being the Presidente Vargas Mill in the City of Volta Redonda, State of Rio de Janeiro, and the processing unit in the City of Araucaria, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite in the State of Minas Gerais, to cater for the needs of the Presidente Vargas Mill. To improve its activities, the Company also maintains strategic investments in railroad, electricity and ports.

For the purpose of establishing a closer approach to its customers and winning additional markets on a global level, the Company has a steel distributor with service and distribution centers extending from the Northeast to the South of Brazil, a two-piece steel can plant geared to the Northeastern beverage industry, and also, a rolling mill in the United States and a 50% stake in another rolling mill in Portugal.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

Hereunder the configuration of the Quarterly Information form, the Parent Company’s and Consolidated Statements of Changes in Financial Position and Cash Flow is presented on table “Other Information considered material by the Company”.

3. SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by CVM - the Brazilian Securities Commission and IBRACON - Brazilian Institute of Accountants.

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company decided to defer the net exchange variation incurred during fiscal year 2001, as detailed in Note 13.

(b) Marketable securities

Securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, plus any goodwill or deducted from amortizable negative goodwill, if applicable.

The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company is presented at market or replacement values, based on appraisal reports (refer to note 11) conducted by independent expert appraisers firms, as permitted by Deliberation No. 288 issued by the Brazilian Securities Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates, shown in the same note, based on the remaining economic useful lives of the assets after revaluation. Iron mines – Casa de Pedra depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, being the amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects. The charges also include a non-amortized balance net of the foreign exchange variations related to the year 2001.

(i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Employees’ Benefit

In accordance with Deliberation No. 371, issued by the Brazilian Securities Commission (“CVM”), of December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above -mentioned reported deliberation and based on by independent actuarial studies (see note 25 item d).

(k) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss carryforward and negative basis of social contribution limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences as well as income tax and social contribution tax debts on the 2001 deferred exchange variation and other temporary differences.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the operations’ net results, which are booked monthly as for the contractual conditions.

(m) Treasury Shares

As established by CVM Instruction No. 10/80, treasury shares were recorded at the acquisition cost.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements as of September 30, 2004 and June 30, 2004 include the following direct and indirect subsidiaries and joint subsidiaries:

		Percentage share on capital stock
Companies	Currency of Origin	9/30/2004	6/30/2004	Main Ativities

Direct Participation: Fully Consolidated
CSN Energy Corp.	US$	100.00	100.00	Participation in other companies through equity stakes
CSN Export Co.	US$	100.00	100.00	Financial Operation and Product Trading
CSN Islands Corp.	US$	100.00	100.00	Financial Operations
CSN Islands II Corp.	US$	100.00	100.00	Financial Operations
CSN Islands III Corp.	US$	100.00	100.00	Financial Operations
CSN Islands IV Corp.	US$	100.00	100.00	Financial Operations
CSN Islands V Corp.	US$	100.00	100.00	Financial Operations
CSN Islands VII Corp.	US$	100.00	100.00	Financial Operations
CSN Islands VIII Corp.	US$	100.00	100.00	Financial Operations
CSN Islands IX Corp.	US$	100.00		Financial Operations
CSN Overseas	US$	100.00	100.00	Financial Operations
CSN Panama, S.A.	US$	100.00	100.00	Participation in other companies through equity stakes
CSN Steel Corp.	US$	100.00	100.00	Participation in other companies through equity stakes
CSN I S.A.	R$	100.00	100.00	Steel Marketing and participation in other companies through equity states
Cia. Metalic Nordeste	R$	99.99	99.99	Packing Production
Indústria Nacional de Aços Laminados - INAL S.A.	R$	99.99	99.99	Steel Products Service Center
FEM - Projetos, Construções e Montagens S.A.	R$	99.99	99.99	Assembly and Maintenance
Cia. Siderúrgica do Ceará - CSC	R$	99.99	99.99	Steel Marketing
CSN Energia S.A.	R$	99.90	99.90	Trading of Electric Power
CSN Participações Energéticas S.A.	R$	99.70	99.70	Participation in other companies through equity states
Sepetiba Tecon S.A.	R$	20.00	20.00	Maritime Port Services
GalvaSud S.A.	R$	15.29	15.29	Steel Marketing

Direct Participation: Proportionally Consolidated
Companhia Ferroviária do Nordeste (CFN)	R$	49.99	49.99	Logistics

Indirect Participation: Fully Consolidated
CSN Aceros, S.A.	US$	100.00	100.00	Participation in other companies through equity states
CSN Cayman Ltd.	US$	100.00	100.00	Financial Operation and Product Trading
CSN Iron, S.A.	US$	100.00	100.00	Financial Operations
CSN LLC	US$	100.00	100.00	Steel Marketing
CSN LLC Holding	US$	100.00	100.00	Participation in other companies through equity states
CSN LLC Partner	US$	100.00	100.00	Participation in other companies through equity states
Energy I Corp.	US$	100.00	100.00	Participation in other companies through equity states
Management Services Co.	US$	100.00	100.00	Services
Tangua Inc.	US$	100.00	100.00	Participation in other companies through equity states
GalvaSud S.A.	R$	84.71	84.71	Steel Marketing
Sepetiba Tecon S.A.	R$	80.00	80.00	Maritime Port Services

Indirect Participation: Proportionally Consolidated
Lusosider	EUR	50.00	50.00	Steel Marketing

The Financial Statements prepared in US dollars and in Euros were translated at the exchange rate in effect on September 30, 2004 –R$/US$2.8586 (R$/US$3.1075 on June 30, 2004) and EUR/US$1.2442 (EUR/US$1.22131 on June 30, 2004).

The gains/losses originated by this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated. These Financial Statements were prepared applying the same accounting principles as those applied by the Parent Company.

All consolidated intercompany balances and transactions have been eliminated in the preparation of the consolidated Financial Statements.

The year-end closing dates for the subsidiaries and jointly-owned subsidiaries coincide with those of the parent company.

Consistent with the Financial Statements for the year ended December 31, 2003, the Company did not consolidate the investee MRS Logística S.A., due to the fact that it does not represent any relevant change to the consolidated economic unit. As of September 30, 2004 and June 30, 2004, the Company held 32.22% of participation in the total capital stock and 18.72% in the investee voting capital stock.

The participation in Itá Energética S.A. is shown as investment available for sale in long-term assets; therefore, was not consolidated. (See note 10)

The reconciliation between shareholders’ equity and net income for the year of the Parent Company and consolidated is as follows:

	Shareholders’ equity		Net profit

	9/30/2004	6/30/2004	9/30/2004	9/30/2003

Parent company	8,777,964	8,149,143	1,551,970	732,863
Elimination of gains on inventories	(126,178)	(101,690)	(102,618)	(16,887)
Other adjustments	2	(1)	1,926	9

Consolidated	8,651,788	8,047,452	1,451,278	715,985

5. TRANSACTIONS WITH RELATED PARTIES

a) Assets

Companies	Accounts receivable	Financial Aplicattion	Mutua/ Current Accounts(1)	Debentures	Dividends Receivable	Advance for future capital increase	Advance to Suppliers	Total

CSN Cayman Ltd.	230,888		250,825					481,713
CSN Export Co.	1,201,550							1,201,550
CSN Islands II Corp.	57							57
CSN Islands III Corp.	76							76
CSN Islands IV Corp.	47							47
CSN Islands V Corp.	56							56
CSN Islands VII Corp.	280							280
CSN Overseas			570,804					570,804
CSN Panama, S.A.	529		511,460					511,989
GalvaSud S.A.	92,905							92,905
INAL S.A.	74,422							74,422
MRS Logística S.A.	1							1
Exclusive Funds		1,641,457						1,641,457
CSN Energia S.A.	7				68,643			68,650
Others	56,176			36,254		54,037		146,467

Total on 9/30/2004	1,656,994	1,641,457	1,333,089	36,254	68,643	54,037		4,790,474

Total on 6/30/2004	1,646,721	911,416	1,420,244	36,000	68,643	54,031	19,418	4,156,473

b) Liabilities

	Loans and Financing				Accounts Payable	Suppliers

Companies	Prepayments	Fixed Rate Notes (2)	Investees’ Loans	Swap	Mutual/Current Accounts (1)	Investeess’ Inventory	Others	Total

CSN Cayman Ltd.	37,680				99,558			137,238
CSN Export Co.	1,237,980				14,413			1,252,393
CSN Iron S.A.		1,766,895						1,766,895
CSN Islands III Corp.		223,570						223,570
CSN Islands V Corp.		436,575						436,575
CSN Islands VII Corp.		827,336						827,336
CSN Islands VIII Corp.		1,559,572			2,626			1,562,198
CSN Overseas	435,629		58,923		1,050,908			1,545,460
Banco Fibra S.A.				24,625				24,625
GalvaSud S.A.							148	148
INAL S.A.						2,381	561	2,942
MRS Logística S.A.							23,040	23,040
CSN Energia S.A.					45,609			45,609
Others							159,400	159,400

Total on 9/30/2004	1,711,289	4,813,948	58,923	24,625	1,213,114	2,381	183,149	8,007,429

Total on 6/30/2004	1,886,853	5,220,036	56,223	17,244	1,303,086	3,961	184,097	8,671,500

c) Result

	Income				Expenses

	Revenues from sales and services	Interest and exchange variation	Others	Total	Revenues from sales and services	Interest and exchange variation	Total

CSN Cayman Ltd.	194,053	(144)		193,909		7,686	7,686
CSN Export Co.	1,371,662	(33,360)		1,338,302		(3,369)	(3,369)
CSN Iron S.A						107,348	107,348
CSN Islands II Corp.						5,596	5,596
CSN Islands III Corp.						14,103	14,103
CSN Islands IV Corp.						35,700	35,700
CSN Islands V Corp.						21,895	21,895
CSN Islands VII Corp.						15,749	15,749
CSN Islands VIII Corp.						(20,848)	(20,848)
CSN Overseas		13,871		13,871		37,409	37,409
CSN Panama, S.A.		17,243		17,243
Banco Fibra S.A.						102,422	102,422
GalvaSud S.A.	181,817			181,817	2,309		2,309
INAL S.A.	439,767			439,767	11,445		11,445
MRS Logística S.A.
Exclusive Funds		40,172		40,172
Others	13,737		9	13,746	327,086		327,086

Total on 9/30/2004	2,201,036	37,782	9	2,238,827	340,840	323,691	664,531

Total on 9/30/2003	1,872,460	(385,235	75	1,487,300	365,660	(463,958)	(98,298)

CSN Cayman and CSN Iron S.A.– The Company has indirect participation through Energy I Corp. and CSN Panama S.A, respectively.

Others: Cia Ferroviária do Nordeste, CIA Siderúrgica do Ceará, Fundação CSN, CBS – Caixa Beneficente dos Empregados da CSN, FEM-Projetos, Construções e Montagens S.A., Sepetiba Tecon S.A. ,Cia. Metalic Nordeste, CSN Aceros, CSN Steel Corp., Lusosider Projectos Siderúrgicos S.A., Itá Energética S.A., CSN I S.A. and CSN Participações Energéticas S.A.

These operations were carried out under conditions considered by the Company management as normal market terms and effective legislation for similar operations, being the main ones highlighted below:

(1) CSN Cayman Ltd., CSN Export Co., CSN Overseas and CSN Panama S.A. (part) - annual Libor + 3% p.a. – indeterminate maturity CSN Panama, S.A.(Part) - IGPM + 6% p.a. – indeterminate maturity.

(2) Contracts in US$ - CSN Iron S.A. - interest of 9.5% p.a. (1st tranche) and 8.25% p.a.(2nd tranche) - maturity 1st,2nd tranches: 06/01/2007
       - CSN Islands III Corp. - interest of 9.75% p.a. – Maturity: 04/22/2005
       - CSN Islands V Corp. - interest of 7.875% p.a. – Maturity: 07/07/2005
       - CSN Island VII Corp. - interest of 7.3 and 7.75% p.a. – Maturity: 09/12/2008
       - CSN Island VIII Corp. - interest of 5.65% p.a. – Maturity: 12/16/2013

6. MARKETABLE SECURITIES

	Parent Company		Consolidated

	9/30/2004	6/30/2004	9/30/2004	6/30/2004

Short term
Financial investment fund	1,641,457	911,416	1,856,535	1,054,245
Investments abroad (time deposit)	38,263	42,445	1,098,003	312,173
Fixed income investments	33,573	33,209	41,142	62,222

	1,713,293	987,070	2,995,680	1,428,640
Derivatives			274,387	199,152

	1,713,293	987,070	3,270,067	1,627,792

Long term
Fixed income investments and debentures (net of probable losses and withholding income tax)	153,635	155,987	219,211	198,958

	153,635	155,987	219,211	198,958

	1,866,928	1,143,057	3,489,278	1,826,750

Company’s management invests most of the Company’s financial resources in Investment Funds comprised of Brazilian government bonds and fixed income bonds issued in Brazil, with monetary or foreign exchange variation.

7. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated

	9/30/2004	6/30/2004	9/30/2004	6/30/2004

Domestic market	913,899	872,704	1,120,117	1,044,815
Subsidiary and Associated Companies	193,148	149,400
Other clients	720,751	723,304	1,120,117	1,044,815

Foreign market	1,410,017	1,446,458	374,599	688,604
Subsidiary and Associated Companies	1,463,846	1,497,321
Other clients	26,212	36,147	374,599	688,604
Exports Contract Advance (ACE)	(80,041)	(87,010)

Allowance for doubtful accounts	(100,363)	(103,275)	(121,952)	(149,852)

	2,223,553	2,215,887	1,372,764	1,583,567

MAE

CSN Energia, a Company’s subsidiary, carries a balance receivable in respect of the sale of energy in the Wholesale Energy Market – MAE which, as of September 30, 2004 amounted to R$101,834 (R$111,228 on June 30,2004).

With respect to the balance receivable as of September 30, 2004 (R$76,305), it refers to amounts due by concessionaires and/or permittees under preliminary injunctions for suspending the corresponding payments. Company’s Management understands that it is not necessary to set up a provision for doubtful accounts in view of the actions being taken by the official industry agencies.

8. INVENTORIES

	Parent Company		Consolidated

	9/30/2004	6/30/2004	9/30/2004	6/30/2004

Finished products	262,907	180,908	810,268	537,838
Products in process	204,922	187,945	219,440	203,236
Raw materials	829,469	433,272	782,093	408,655
Spare parts and maintenance supplies	243,658	225,847	283,075	265,427
Imports in progress	149	13,928	2,876	18,142
Provision for losses	(16,022)	(15,247)	(16,109)	(16,752)
Others	9,701	18,528	69,123	24,931

	1,534,784	1,045,181	2,150,766	1,441,477

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated

	9/30/2004	6/30/2004	9/30/2004	6/30/2004

Current assets
Income tax	52,318	123,763	101,495	163,847
Social contribution	18,834	21,896	36,538	36,327

	71,152	145,659	138,033	200,174

Long-term assets
Income tax	728,051	718,930	734,579	726,252
Social contribution	78,240	71,823	80,611	74,458

	806,291	790,753	815,190	800,710

Current liabilities
Income tax	173,897	148,736	173,897	148,736
Social contribution	62,603	53,545	62,603	53,545

	236,500	202,281	236,500	202,281

Long-term liabilities
Income tax	1,711,319	1,734,446	1,754,839	1,773,388
Social contribution	616,075	624,401	616,075	624,401

	2,327,394	2,358,847	2,370,914	2,397,789

	9/30/2004	9/30/2003	9/30/2004	9/30/2003

Income
Income tax	(152,376)	(254,488)	(117,685)	(242,420)
Social contribution	(56,957)	(97,716)	(44,419)	(93,343)

	(209,333)	(352,204)	(162,104)	(335,763)

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

	09/30/2004				06/30/2004

	Income Tax		Social Contribution		Income Tax		Social Contribution

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Assets
Non deductible provisions	52,318	155,869	18,834	56,113	46,128	142,502	16,606	51,301
Taxes under litigation		151,607		2,951		133,248
Taxes losses/ negative basis		317,110			77,635	330,999	5,290
Others		103,465		19,176		112,181		20,522

	52,318	728,051	18,834	78,240	123,763	718,930	21,896	71,823

Liabilities	6,232		2,243		12,534		4,512
Deferred exchange variation	93,000	1,706,478	33,480	614,332	93,000	1,729,605	33,480	622,658
Income tax and social contribution on revaluation reserve	74,665	4,841	26,880	1,743	43,202	4,841	15,553	1,743

Others	173,897	1,711,319	62,603	616,075	148,736	1,734,446	53,545	624,401

Deferred assets related to income tax losses and social contribution negative basis were set up based on CSN’s historical profitability and on projections of future profitability duly approved by Company’s management bodies. These credits are expected to be fully offset in up to 5 years.

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão", claiming the financial and fiscal effects related to the understated inflation of the Consumer Price Index (“IPC”) of January 1989, on the basis of calculation of its corporate income tax (“IRPJ”) and social contribution ("CSL") (See note 18, item c).

Reconciliation between expenses and income of current income tax (“IRPJ”) and social contribution ("CSL") of the parent company and the application of the effective rate on net income before IRPJ and CSL is as follows:

	9/30/2004		9/30/2004

	IRPJ	CSL	IRPJ	CSL

Net income before IRPJ and CSL	2,146,775	2,146,775	1,116,104	1,116,104
- Rate	25%	9%	25%	9%

Total	(536,694)	(193,210)	(279,026)	(100,449)
Adjustments to reflect the effective rate:
Equity result	121,133	43,608	228	82
Relief of exposition to Wholesale Energy Market (MAE)	11,882	4,277
Earnings from foreign subsidiaries	(74,666)	(26,880)	(68,262)	(24,574)
Reversal of part of "Plano Verão" provision	31,762		65,829	48,929
Other permanent additions (write-offs)	23,853	130	(19,296)	(6,702)

Parent Company’s current and deferred IRPJ/CSL	(422,730)	(172,075)	(300,527)	(82,714)

Consolidated current and deferred IRPJ/CSL	(415,714)	(169,019)	(309,755)	(86,279)

10. INVESTMENTS AVAILABLE FOR SALE

Company’s Board of Directors decided to sell the company’s shareholding in Itá Energética S.A. and as a consequence, the investment balance was transferred to long-term assets, although accounted by the equity accounting method, as determined by CVM Instruction No. 247/96, article 7.

As of September 30, 2004, total assets amounts to R$247,275 (R$257,437 on June 30, 2004) and the equity result for 2004 amounts to a loss of R$1,416 (gain of R$4,362 in 2003), being a loss of R$10,161 on the third quarter (loss of R$961 on the third quarter of 2003). The realization estimated value of such asset is higher than the accounted balance as of September 30, 2004.

The Company held a 48.75% stake at its investee as of September 30, 2004 and June 30, 2004.

11. INVESTMENTS

a) Direct participation in subsidiary and jointly-controlled companies

					09/30/2004			6/30/2004

	Number of shares in thousands

Companies	Common stock	Preferred stock	% direct ownership	Net income (loss) for the quarter	Shareholders' equity (unsecured liability)	% direct ownership	Net income (loss) for the quarter	Shareholders' equity (unsecured liability)

Steel and Services
GalvaSud S.A.	11,801,407		15.29	58,747	434,683	15.29	(38,734)	375,937
CSN I S.A.	9,996,751	1	100.00	42,816	500,323	100.00	(57,479)	368,186
INAL S.A.	285,950		99.99	42,571	387,004	99.99	31,076	344,432
Cia. Metalic Nordeste	80,491	4,425	99.99	8,420	108,017	99.99	2,761	97,108
CSC - Companhia Siderúrgica Ceará	1,100		99.99	(5)	(4,597)	99.99	(2)	(4,592)
FEM - Proj. Construções e Montagens S.A.	376		99.99	(1,382)	(33,882)	99.99	1,004	(33,551)

Corporative
CSN Overseas	272,951		100.00	122,987	1,110,621	100.00	(183,032)	1,073,628
CSN Energy Corp.	153,711		100.00	2,791	545,808	100.00	17,499	590,298
CSN Islands Corp.	50		100.00		136	100.00	(8)	148
CSN Panama, S.A.	17	11	100.00	37,228	718,809	100.00	39,101	741,523
CSN Export Co.	1		100.00	14,901	84,628	100.00	49,671	75,799
CSN Islands II Corp.	1		100.00		(1,723)	100.00	(18)	(1,873)
CSN Islands III Corp.	1		100.00	(1)	(580)	100.00	(8)	(629)
CSN Islands IV Corp.	1		100.00	(1)	(100)	100.00	(9)	(108)
CSN Islands V Corp.	1		100.00	(1)	(157)	100.00	(9)	(170)
CSN Islands VII Corp.	1		100.00	(6)	(290)	100.00	(7)	(309)
CSN Islands VIII Corp.	1		100.00	731	(22,911)	100.00	(13,598)	(25,701)
CSN Islands IX Corp.	1		100.00	(1,449)	(1,446)
CSN Steel Corp.	1		100.00	2,445	13,258	100.00	(3,606)	11,755

Energy and infrastructure
MRS Logistica S.A	188,333	151,667	32.22	65,340	427,030	32.22	46,177	361,689
Sepetiba Tecon S.A.	62,220		20.00	2,983	(18,925)	20.00	(10,619)	(21,911)
CFN	36,306		49.99	(8,635)	(30,714)	49.99	(6,455)	(18,721)
CSN Energia S.A.	1		99.90	20,781	199,361	99.90	870	178,579
CSN Participações Energéticas S.A.	1		99.70		1	99.70		1

b) Investment Movement

		6/30/2004						09/30/2004

Companies	Initial Investment Balance	Balance of provision for losses	Additions (write-offs) and others	Equity result (1)	Goodwill amortization (2)	Final Investment Balance	Balance of provision for losses	Consolidated (3)

Steel and services
GalvaSud S.A. (3)	57,481			8,982		66,463
CSN I S.A.	368,187		89,322	42,814		500,323
INAL S.A.	344,425			42,569		386,994
Cia. Metalic Nordeste	202,945		2,489	8,419	(3,143)	210,710		102,703
CSC		(4,592)		(5)			(4,597)
FEM		(33,551)	1,051	(1,382)			(33,882)

	973,038	(38,143)	92,862	101,397	(3,143)	1,164,490	(38,479)	102,703
Corporative Center
CSN Overseas	1,073,628			36,993		1,110,621
CSN Energy Corp.	590,298			(44,490)		545,808
CSN Islands Corp.	148			(12)		136
CSN Panama, S.A.	741,523			(22,714)		718,809
CSN Export Co.	75,799			8,829		84,628
CSN Islands II Corp.		(1,873)		150			(1,723)
CSN Islands III Corp.		(629)		49			(580)
CSN Islands IV Corp.		(108)		8			(100)
CSN Islands V Corp.		(170)		13			(157)
CSN Islands VII Corp.		(309)		19			(290)
CSN Islands VIII Corp.		(25,701)		2,790			(22,911)
CSN Islands IX Corp.			3	(1,449)			(1,446)
CSN Steel Corp.	11,755			1,503		13,258

	2,493,151	(28,790)	3	(18,311)		2,473,260	(27,207)
Energy and infrastructure
MRS Logistica S.A.	116,550			21,055		137,605		137,605
Sepetiba Tecon S.A.		(4,383)		597			(3,786)
CFN		(9,361)		(5,996)			(15,357)
CSN Energia S.A.	93,365			14,090		107,455
CSN Participações Energéticas S.A.	1					1

	209,916	(13,744)		29,746		245,061	(19,143)	137,605

	3,676,105	(80,677)	92,865	112,832	(3,143)	3,882,811	(84,829)	240,308

(1)	Does not include Itá Energética equity result (loss of R$ 10,161) . See note 10.
(2)	Composes the balance of parent company’s equity results.
(3)	Does not include the balances of goodwill and negative goodwill in indirect subsidiaries. See amounts in item “d) Goodwill, negative goodwill and other indirect holdings” of this note.
(4)	Equity result of GalvaSud S.A. comprises elimination of non-realized gains between CSN and CSN I S.A..

c) Additional Information on the Investees

  GalvaSud S.A.

Incorporated on May 26, 1998, through a partnership between CSN (51.0%) and Thyssen-Krupp Stahl AG (49.0%), it initiated its operational activities in December 2000. It has as objective the operation of a galvanization line for hot immersion and weld laser lines to produce welded “blanques” directed to the automobile industry.

On June 22, 2004, the subsidiary CSN I S.A. subscribed 8,262,865,920 common shares of Galvasud’s capital, paid with credits related to the full payment of all GalvaSud S.A. financial debts, and also acquired the totality of shares held by Thyssen-Krupp Stahl AG.

After the acquisition, CSN became the holder of a 15.29% stake on a direct basis and of a 84.71%. stake on an indirect basis of GalvaSud’s capital stock, by means of its wholly-owned subsidiary CSN I S.A.

  Indústria Nacional de Aços Laminados – INAL S.A.

As of April 30, 2003, in continuing the process of corporate reorganization, the merger of INAL into CISA was approved and followed by the change of its corporate name from CISA – CSN Indústria de Aços Revestidos S.A. to Indústria Nacional de Aços Laminados – INAL S.A.

The Company aims to be CSN’s arm in the trading and reprocessing of steel products, acting as a service and distribution center.

  Cia Metalic Nordeste

The objective of Cia. Metalic Nordeste, incorporated on November 27, 2002, based at Maracanaú, in the state of Ceará, is the manufacture of steel packages and the holding of interests in other companies.

The goodwill of R$125,759, recorded upon acquisition of the investment, has its economical foundation based by the future profitability of the company’s assets, as Metalic is the only manufacturer in Brazil of two pieces steel can, holding a 6.8% market share. This material is an alternative to aluminum, due to its lower cost and better performance, both for the filling aspect as for lithography. To September 30, 2004, the Company amortized R$23,056 of this goodwill, of which R$9,431 in 2004 (R$13,625 up to December 31, 2003).

  FEM

The Company was incorporated on April 22, 1976 with the objective of rendering services on steel structure assembly and its aggregates. On June 02, 2002, following CSN’s decision, FEM started to close down its activities.

  MRS Logística S.A.

Incorporated on September 20, 1996, through a privatization auction, the Company’s main objective is to explore and develop cargo railroad transport public service at the Southeast network.

MRS transports the iron ore from Casa de Pedra to UPV Mill in Volta Redonda and imported raw material through Sepetiba Port. It also links the Presidente Vargas Mill to the Ports of Rio de Janeiro and Santos and also to the cargo terminals in the State of São Paulo, CSN principal market.

  CFN

Participation acquired on July 18, 1997, through a privatization auction, it has as main objective the exploration and development of the cargo railroad transport public service at the Northeast network.

  Sepetiba Tecon S.A.

Investment made on September 3, 1998, through a privatization auction. The objective is to exploit the No.1 Containers Terminal of the Sepetiba Port, located in Sepetiba, State of Rio de Janeiro.

On November 7, 2003, CSN and Companhia Vale do Rio Doce - CVRD entered into a contract for the purchase and sale of investments that provided the Company with the full control of Sepetiba Tecon through the acquisition of 62.5% stake in its controlling company CSN Aceros, S.A..

  CSN Energia S.A.

Company incorporated on October 27, 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN holds interest in.

d) Goodwill, negative goodwill and other indirect participations

As of September 30, 2004, the Company and its subsidiaries maintained on their consolidated balance sheet the net amount of R$156,746 of investment goodwill, negative goodwill and other indirect interest, as follows: Lusosider Projectos Siderúrgicos S.A. – negative goodwill of R$52,031 based on the expectation of future losses; GalvaSud S.A. – goodwill of R$132,244, recorded on the wholly-owned subsidiary, CSN I S/A, based on the expectation of future gains with amortization defined for five years; Tangua Inc. – goodwill of R$70,282 based on the expectation of future profits with amortization defined for five years; Indústria Nacional de Aços Laminados – INAL S.A. – goodwill of R$6,203 based on the expectation of future profits with the amortization defined for five years and R$48 of other indirect interest.

e) Additional Information on indirect interest abroad.

  CSN LLC

The Company was incorporated in 2001 with the assets and liabilities of the extinguished Heartland Steel Inc. located in Terre Haute, State of Indiana – USA and it is a complex comprising cold rolling, hot coil pickled line and galvanization line.

On October 13, 2003, CSN, through its subsidiary CSN Panama, S.A., recorded an increase in the capital of Tangua Inc. with the capitalization of account receivables amounting to US$175 million and became the holder of 100% of its capital stock. Tangua Inc., through its subsidiaries CSN LLC Holding, directly, and CSN LCC Partner, indirectly, is the holder of all of CSN LLC shares.

  Lusosider

Lusosider Aços Planos S.A. was incorporated in 1996, providing continuity to Siderurgia Nacional – flat products company, privatized on that date by the Portuguese Government. The company is located in Seixal, Portugal and is engaged in galvanization line and tin plates.

On June 18, 2003, the Company, through its subsidiary CSN Steel Corp., acquired from Banco Espírito Santo de Investimentos S.A. 912,500 shares issued by Lusosider Projectos Siderúrgicos S.A., holder of Lusosider Aços Planos S.A., which represents 50% of the total capital of Lusosider, in the amount of EUR10.8 million (US$11.8 million).

12. PROPERTY, PLANT AND EQUIPMENT

		Parent Company

		9/30/2004			6/30/2004

	Effective rate for depreciation, depletion and amortization (% p.a)	Cost	Accumulated depreciation, depletion and amortization	Net	Net

Land		118,157		118,157	117,306
Machinery and equipment	6.26	10,775,811	(1,044,774)	9,731,037	9,849,813
Buildings	4.00	906,227	(46,195)	860,032	866,550
Furniture and fixtures	10.00	93,694	(81,989)	11,705	12,290
Mines and mineral deposits	0.44	1,236,793	(7,445)	1,229,348	1,230,731
Other asset items	20.00	187,976	(83,689)	104,287	90,076

		13,318,658	(1,264,092)	12,054,566	12,166,766

Construction in progress		102,603		102,603	71,671

Parent company		13,421,261	(1,264,092)	12,157,169	12,238,437

Consolidated		14,610,249	(1,611,108)	12,999,141	13,108,212

At the Extraordinary General Meetings held on December 19, 2002 and on April 29, 2003, the shareholders approved, based on paragraphs 15 and 17 of CVM Deliberation No. 183, appraisal reports outlined as follows:

a) CTE-II’s assets – steam and electric power generation thermal mill, located in the town of Volta Redonda, RJ. The report established an addition of R$ 508,434 composing the new amount of R$ 970,332 for the assets, net of incurred depreciation.

b) land, machinery and equipment, facilities, real properties and buildings, existing in the Presidente Vargas, Itaguaí, Casa de Pedra and Arcos Mills, in addition to the iron ore mine in Casa de Pedra. The report established an addition of R$ 4,068,559 composing the new amount of R$ 10,769,704 for the assets, net of the incurred depreciation.

Up to September 30, 2004, the assets provided as collateral for financial operations amounted R$1,775,695.

Depreciation, depletion and amortization for 2004 amounted to R$527,600 (R$427,897 in 2003), of which R$517,346 (R$416,470 in 2003) charged to cost of production and R$10,254 (R$11,427 in 2003) charged to selling, general and administrative expenses (amortization of deferred charges not included).

The amount of depreciation, depletion and write-off of revalued assets of the controlling company charged to results for each year is transferred to retained earnings in shareholders’ equity, in an amount equal to the revaluation reserve. Up to September 2004, this total net of income tax and social contribution aggregated R$183,931 (R$141,406 in 2003).

13. DEFERRED CHARGES

	Parent Company		Consolidated

	9/30/2004	6/30/2004	9/30/2004	6/30/2004

Deferred exchange variation	1,360,636	1,360,636	1,376,338	1,376,338
( - ) Accumulated amortization	(1,335,708)	(1,310,499)	(1,351,410)	(1,326,201)
Information technology projects	162,644	165,425	173,233	170,452
( - ) Accumulated amortization	(95,150)	(89,325)	(97,868)	(92,044)
Other projects	205,766	199,230	316,807	313,123
( - ) Accumulated amortization	(59,890)	(54,455)	(99,807)	(87,365)

	238,298	271,012	317,293	354,303

IT projects are represented by automation projects and computerization of operating processes that aim at reducing costs and increase the competitiveness of the Company.

Amortization of IT projects and of other projects up to September of 2004 amounted to R$43,413 (R$30,616 in 2003), of which R$31,449 (R$21,860 in 2003) appropriated to production cost and R$11,964 (R$8,756 in 2003) to selling, general and administrative expenses.

Based on Provisional Measure No. 3 of September 26, 2001 and CVM Deliberations No. 404 and 409 of September 27 and November 1, 2001, respectively, the Company and its investees MRS Logística S.A. and GalvaSud S.A. have chosen to defer the negative net results arising from the adjustment in Reais of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in that year. GalvaSud S.A. has already fully amortized the deferred exchange variation.

The Company deferred the exchange variations in the amount of R$1,360,636 in September 2001 and until September 30, 2004 amortized R$1,335,708 (R$78,252 in 2004). The remaining balance will be amortized by the end of 2004, the net movement being as follows:

		Accumulated depreciation including loan settlement

Deferments	Deferred exchange variation	2001	2002	2003	2004	Balance to be amortized in 2004

2001	1,360,636	(615,173)	(511,944)	(130,339)	(78,252)	24,928

14. LOANS, FINANCINGS AND DEBENTURES

	Parent Company				Consolidated

	09/30/2004		06/30/2004		09/30/2004		06/30/2004

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

FOREIGN CURRENCY

Prepayment	287,616	1,833,649	289,698	1,731,111	243,099	1,404,860	367,785	1,264,986
ACC	43,316		46,775		43,316		46,775
Fixed Rate Notes	738,591	4,075,357	292,921	4,927,115	694,005	3,156,846	290,873	3,245,265
BNDES/Finame	151,865	653,657	165,029	749,516	151,865	653,656	172,981	754,442
Financed Imports	48,679	256,172	140,720	239,745	61,080	236,769	161,399	265,849
Bilateral	53,128	87,738	55,762	96,267	53,128	87,738	55,762	96,267
Others	19,914	66,732	19,875	72,479	78,220	156,571	73,488	124,080

	1,343,109	6,973,305	1,010,780	7,816,233	1,324,713	5,696,440	1,169,063	5,750,889

LOCAL CURRENCY

BNDES/Finame	47,278	159,042	47,447	169,051	57,449	163,154	52,907	181,011
Debentures (Note 15)	617,789	900,000	583,255	900,000	617,790	900,000	583,255	900,000
Others	68,520	7,000	65,068	7,000	12,280	32,465	15,695	21,913

	733,587	1,066,042	695,770	1,076,051	687,519	1,095,619	651,857	1,102,924

Total Loans and Financings	2,076,696	8,039,347	1,706,550	8,892,284	2,012,232	6,792,059	1,820,920	6,853,813

SWAP	116,037		81,080		97,798		104,598

Total Loans and Financings + SWAP	2,192,733	8,039,347	1,787,630	8,892,284	2,110,030	6,792,059	1,925,518	6,853,813

On September 30, 2004, the long-term amortization schedule, composed of year of maturity, is as follows:

	Parent Company	Consolidated

2005	519,951	520,094
2006	1,152,023	1,170,997
2007	2,000,886	602,736
2008	1,773,897	1,394,099
2009	226,248	325,207
2010 to 2024	2,366,342	2,778,926

	8,039,347	6,792,059

Interest is applied to external and domestic loans and financing and debentures, at the following annual rates as of September 30, 2004:

	Parent Company	Consolidated

Up to 7%	4,163,991	2,196,130
From 7.1 to 9%	2,178,103	1,374,568
From 9.1 to 11%	2,497,620	3,927,018
Above 11%	1,392,366	1,404,230

	10,232,080	8,901,946

Breakdown of total debt by currency/index of origin:

	Parent Company		Consolidated

	9/30/2004	6/30/2004	9/30/2004	6/30/2004

U.S. Dollar	55.61	55.21	75.46	75.43
Yen	24.60	25.83	1.41	0.82
Long-term interest rates - TJLP	2.02	2.03	2.62	2.59
CDI	11.90	11.35	13.68	13.81
Basket of currencies	1.74	1.91	2.00	2.47
Other currencies	4.13	3.67	4.83	4.88

	100.00	100.00	100.00	100.00

The Company carries out derivative operations, in accordance with Note 16, for the purpose of minimizing the risk of relevant fluctuations in currency parity between real and another foreign currency.

The guarantees provided for loans and financings amount to R$4,477,295 as of September 30, 2004 (R$4,475,614 on June 30, 2004), and comprise mainly fixed assets items, bank guarantees, sureties and prepayment operations. This amount does not take into consideration the guarantees provided to controlled companies, as mentioned in Note 17.

Fund raisings made by the Company through its subsidiaries during 2004 are as follows:

Subsidiary	Description	Principal (US$ million)	Issuance	Term (years)	Maturity	Interest rate (p.a.)

CSN Islands VIII Corp.	Notes	200	January/2004	10	December/2013	9.75%
CSN Export Co.	Securitization of Receivables	162	June/2004	8	May/2012	7.427%
CSN Islands IX Corp.	Notes	200	September/2004	11	January/2015	10%

15. DEBENTURES

(a) First Issue

As approved at the Extraordinary General Meeting and ratified at the Board of Directors Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 nominative and non-convertible debentures, with no guarantee or preference, in two series, being R$10 of unit nominal value. 54,000 debentures were issued in the first series and 15,000 in the second series, with a total nominal amount of R$690,000. However, the credit from negotiation with financial institutions, occurred on March 01, 2002 in the amount of R$699,227. The difference of R$9,277, resulting from the unit price variation between the issued date and the transaction date, is recorded in Shareholders´ Equity as Capital Reserve.

The nominal unit value is being monetarily restated, added by the respective remuneration “pro-rata temporis”, being the first issue adjusted by Interbank Deposit Certificate – CDI, plus 2.75% p.a. and the second issue by General Market Price Index (“IGP-M”) plus 13.25% interest p.a.. The maturity is expected for 02/01/2005 (First Series) and 02/01/2006 (Second Series), with the option of advance redemption (total or partial) by the issuer.

In conformity with the provisions of “Private Deed for Issuance of Non-convertible unsecured Debentures of Companhia Siderúrgica Nacional’s First Issuance “ as of January 10, 2002, and in compliance with the provisions of CVM instruction No. 358, the Company’s Board of Directors approved at the meeting held on January 7, 2004 the redemption of all second series debentures, covered by the deed, representing a total of fifteen thousand (15,000) debentures, which was carried out on February 9, 2004 and on August 31, 2004, it approved the redemption of all first series debentures, representing a total of 54,000 debentures (see Note 26).

On September 30, 2004 and June 30, 2004, the Company held in treasury 2,345 debentures of the first series.

(b) Second Issue

As approved at the Board of Directors Meeting held on October 21 and ratified at the meeting held on December 5, 2003, the Company issued, on December 1, 2003, 40,000 nominative, non-convertible debentures, unsecured and without preference in one single series, for the nominal unit value of R$10. The referred debentures were issued for the total amount of R$400,000, whereas the credits generated in the negotiations with the financial institutions were received on December 09 and 10, 2003, amounting to R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded in the Shareholders’ Equity as Capital Reserve.

The nominal unit amount is monetarily updated, plus the related remuneration calculated on a pro rata temporis basis, adjusted by 107% of the Cetip’s (Clearing House for the Custody and Financial Settlement of Securities) CDI. Maturity is foreseen for December 1, 2006.

c) Third issue

As approved at the Board of Directors Meeting held on December 11, 2003 and ratified at the December 18, 2003 meeting, the Company issued on December 1, 2003, 50,000 nominative and non-convertible debentures, unsecured and without preference in two series, for the nominal unit value of R$10. Such debentures were issued for the total value of R$500,000, being the credits arose from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting to R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation is recorded in Shareholders’ Equity as Capital Reserve.

The nominal amount of the 1st series is monetarily restated, plus the related pro rata temporis remuneration, adjusted by 106.5% of Cetip’s CDI and the 2nd series by the IGP-M plus 10% p.a.. The maturity of the 1st series is foreseen for December 1, 2006 and of the 2nd series for December 1, 2008.

The deeds for the issue of these three series of debentures have certain restrictive covenants, which have been duly complied with.

16. FINANCIAL INSTRUMENTS

General Considerations

The Company’s business includes especially flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows:

(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of September 30, 2004, R$7,014,979 of the Company’s consolidated debt were denominated in foreign currency (R$6,919,952 as of June 30, 2004) As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations which affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts, as well as investing of a great part of its cash and funds available in securities remunerated by U.S. dollar exchange variation.

(b) Credit Risk

The credit risk exposure with financial instruments is managed through the restriction of counterparts in derivative instruments to large financial institutions with high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company neither maintains nor issues financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that CSN adopts to minimize occasioned problems with its commercial partners.

The financial instruments recorded in the Parent Company’s balance sheet accounts as of September 30, 2004, in which market value differs from the book value, are as follows:

	Book Value	Market Value

Investment and goodwill in jointly-owned subsidiary - INEPAR	3,727	1,511
Loans and financings (short and long term)	10,232,080	10,432,366

On September 30, 2004 the consolidated position of outstanding derivative agreements was as follows:

Agreement

	Date	Maturity	Reference value	Market value

Foreign Exchange Swap	Sundry	7/01/2004 to 1/12/2005	US$ 227,932 thousand	(R$96,007)
Equity Swap (*)	Sundry	5/2/2005	US$ 49,223 thousand	R$90,916
"Cap" Interest Options (6-month Libor)	3/28/2001	12/31/2004	US$ 100,000 thousand

(*) Refers to no cash swap which, at the end of the contract, the counterpart shall remunerate at the variation of equity assets, in as much the Company’s subsidiary, CSN Overseas, undertakes to remunerate the same notional updated value at the pre-fixed rate of 11.5% per annum.

Considering the loss position in the exchange and interest derivatives, the Company recorded its respective market values.

(c) Market Value

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on September 30, 2004, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

17. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities for guarantees provided (collateral signature and/or guarantees):

Companies	In Million			Maturity	Conditions

	Currency	9/30/04	6/30/04

CFN	R$	18.0	18.0	Indeterminate	BNDES loan guarantee
Cia. Metalic Nordeste	R$	4.8	4.8	5/15/2008	Invoices/guarantee given to Banco Santos referring to contracts for the financing of equipment
Cia. Metalic Nordeste	R$	7.2	7.2	01/27/2003 to 1/30/2006	Invoices/guarantee given to BEC Provin and ABC Brasil referring to working capital contracts
Cia. Metalic Nordeste	R$	20.1	20.1	1/15/2006	Guarantee given to the BNDES, for contracts referring to financing of machinery and equipment
CSN Iron	US$	79.3	79.3	6/1/2007	Promissory Note of Eurobond operation
CSN Islands III	US$	75.0	75.0	4/21/2005	Installment of guarantee by CSN in Bond issuance
CSN Islands V	US$	150.0	150.0	7/7/2005	Installment of guarantee by CSN in Bond issuance
CSN Islands VII	US$	275.0	275.0	9/12/2008	Installment of guarantee by CSN in Bond issuance
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Installment of guarantee by CSN in Bond issuance
CSN Islands IX	US$	200.0		1/15/2015	Installment of guarantee by CSN in Bond issuance
INAL S.A.	R$	3.6	3.6	3/15 and 4/15/2006	Guarantee for equipment financing
INAL S.A.	US$	1.4	1.4	3/26/2008	Guarantee for equipment financing
Sepetiba Tecon S.A.	US$	33.5	33.5	12/30/2004 to 9/15/2013	Guarantee for equipment acquisition and implementation of terminal financing

18. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

	9/30/2004		6/30/2004

	Judicial Deposits	Contingent liability	Judicial Deposits	Contingent liability

Short Term:
Labor		6,602		5,978
Civil		7,031		5,827

Parent Company		13,633		11,805

Consolidated		13,628		11,805

Long Term:
Labor	18,182	82,599	17,949	55,456
Civil	4,558	66,033	4,076	48,093
Fiscal	503,146	1,630,175	497,499	1,141,161

Parent Company	525,886	1,778,807	519,524	1,244,710

Consolidated	549,831	1,880,157	543,237	1,357,795

The provision for contingencies estimated by the Company’s Management was substantially based on the appraisal of its tax and legal advisors. Such provision is only recorded for lawsuits classified as probable losses, as well as in relation to the amounts of taxes under litigation.

a) Labor litigation dispute:

As of September 30, 2004, CSN was the defendant in approximately 5,108 labor claims (4,189 claims on June 30,2004), which required a provision in the amount of R$89,201 up to September 30, 2004 (R$61,434 on June 30, 2004). Most of the lawsuits are related to joint and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government’s economic policies.

The lawsuits related to subsidiary responsibility are originated from the non-payment by the contracted companies of their labor obligations, which results in the inclusion of CSN in the lawsuits, as defendant, to honor on a subsidiary basis the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility have been reducing due to the procedures adopted by the Company in order to inspect and assure compliance with the wages and social charges payments, through the creation of the Contract Follow-up Centers since 2000.

The higher increase in labor claims has been originated from the demand for the difference between the 40% fine over FGTS and the deposited FGTS amount, as a result of understated inflation imposed by government’s economic plans. This is a still controversial issue, waiting for unified understanding.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, are originated from occupational accident and diseases related to industrial activities of the Company. For all these disputes, as of 30 September, 2004 the Company accrued the amount of R$73,064 (R$53,920 on June 30, 2004).

c) Tax Litigation Dispute:

  Income Tax and Social Contribution

(i) The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, occurred in 1989, by a percentage of 51.87%.

In September 2004, the proceeding has reached its end, and judgment was made final and unappealable, granting to the CSN the right to apply the indexes of 42.72% (Jan/89) and 10.14% (Feb/89). Said proceeding is under phase of calculating the award, and an accounting expert thereof shall occur.

As of September 30, 2004 and June 30, 2004, the Company has recorded R$218,381 as court deposit and a provision of R$71,165 (R$62,470 on June 30, 2004).

(ii) In February 2003, the tax authorities assessed the Company for the calculation of prior years’ IRPJ and CSL. On August 21, 2003 a decision was rendered by the 2nd Panel of the Federal Revenue Office in Rio de Janeiro that cancelled such tax assessment, being the Company assessed again, by the tax authorities, for the same matter, in November 2003. As of September 30, 2004, the Company set up the provision for contingencies in the amount of R$383,731(R$377,195 as of June 30, 2004).

(iii) The Company filed an action questioning the assessment of Social Contribution on Income over export revenues, based on the Constitutional Amendment No. 33/01.

On March 10, the Company obtained initial decision authorizing the exclusion of export revenues from said calculation basis, as well as the offsetting of amounts paid on these revenues from 2001. On September 30, the provision referring to the non-paid and offsetting amounts based on the referred proceeding was R$ 201,762 (R$ 39,352 on June 30, 2004).

  PIS (Social Integration Program)/COFINS (Contribution for Social Security Financing)– Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. Provision amounts to R$253,443 as of September 30, 2004 (R$245,138 on June 30,2004), which includes legal charges.

The Company obtained a favorable decision in the lower court decision and the proceeding is under compulsory re-examination by the 2nd Regional Federal Court.

  CPMF (Provisional Contribution on Financial Transactions)

The Company is questioning the CPMF taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision as of September 30, 2004 is R$256,180 (R$235,270 on June 30, 2004), which includes legal charges.

The lower court decision was favorable and the proceeding is being judged by the 2nd Regional Federal Court. However, we emphasize that the most recent court decisions have not been favorable to the taxpayers.

  CIDE – Contribution for Intervention in the Economic Domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain over the amounts paid, credited or remitted to non-resident beneficiaries of the country, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploration of patents.

The Company recorded court deposits and its corresponding provision in the amount of R$22,190 on September 30, 2004 (R$22,051 on June 30, 2004), includes legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment of the 2nd Regional Federal Court. Although there are no consolidated former court decisions, due to the fact that the issue is very recent, the Company’s lawyers consider as possible the chances of success. Nevertheless, the Company decided to set-up the respective provision.

  Educational Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996.

The provision as of September 30, 2004 amounts to R$35,439 (R$33,145 on June 30, 2004), which include legal charges.

TRF maintained the unfavorable decision to CSN, judgment made final and unappealable. We are arranging the payment/settlement of amount due as a result of non-payment based on this proceeding.

  SAT – Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount provisioned on September 30,2004 totals R$53,605 (R$49,489 on June 30, 2004), including legal charges.

The lower court decision was unfavorable and the proceeding is under judgment of TRF of the 2nd Region. Although there was so far no judgment of the matter by the Brazilian Supreme Court, the Company’s lawyers deem as possible the chances of success. Anyway, the Company decided to set-up the respective provision.

  IPI (Excise Tax) presumed credit on inputs

The company brought an action pleading the right to the IPI presumed credit over the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate. An initial decision was obtained authorizing the use of said credits.

On September 30,2004, the provision related to the total credits already offset amounted to R$ 337,335 (R$ 66,082 on June 30, 2004), updated by Selic (Special System for Settlement and Custody).

  Others

The Company also provided for several other lawsuits in respect of FGTS LC 110, Drawback and Freight Surcharge for Renovation of Merchant Marine (AFRMM), whose amount as of September 30, 2004 aggregated R$17,278 (R$10,969 on June 30, 2004) including legal additions.

19. SHAREHOLDERS’ EQUITY (PARENT COMPANY)

	Paid in Capital	Reserves	Retained Earnings	Treasury Shares	Total Shareholders' Equity

BALANCE ON 3/31/2004	1,680,947	5,700,476	408,868		7,790,291

Realization of revaluation reserve net of income tax and social contribution		(61,367)	61,367
Net income for the quarter			485,643		485,643
Interim dividends (R$0.1228 per share)			(35,000)		(35,000)
Treasury shares				(91,791)	(91,791)

BALANCE ON 6/30/2004	1,680,947	5,639,109	920,878	(91,791)	8,149,143

Realization of revaluation reserve net of income tax and social contribution		(61,055)	61,055
Net income for the quarter			718,968		718,968
Treasury share				(90,147)	(90,147)

BALANCE ON 9/30/2004	1,680,947	5,578,054	1,700,901	(181,938)	8,777,964

(a) Paid-in capital stock

At the Annual and Extraordinary General Meetings held on April 29, 2004, CSN approved the proposal made by the Board of Directors on March 30, 2004, for splitting the shares representing the capital stock, operation by which each share of the capital stock is now represented by 4 shares, followed by the reverse split of these shares in the proportion of 1,000 shares for 1 share, which resulted in the reverse splitting of 250 shares into 1, as well as the change in the share-to-ADR ratio of 1 share to 1 ADR.

Consequently the Company’s capital stock on September 30, 2004 and June 30, 2004 was comprised of 286,917,045 common shares, all of them non par book-entry common shares. Each common share entitles the owner to one vote at the General Meetings’ resolutions.

(b) Treasury Shares

On July 27, 2004 the Board of Directors approved the purchase of up to 7,200,000 shares issued by the Company to be held in treasury and subsequent sale and/or cancellation. The period for the acquisition is 3 months starting on August 02, 2004.

The Board of Directors had already authorized, on April 27, 2004, the acquisition of up to 4,705,880 shares issued by the Company to be held in treasury and further sale and/or cancellation. The acquisition term was also of 3 months from April 28, 2004.

Treasury shares position as of September 30, 2004 is as follows:

Number of shares purchased (in units)	Total value paid for shares	Share unit cost			Market value of shares

		Minimum	Maximum	Average

4,748,399	181,938	33.30	46.10	38.32	208,977

While held in treasury, the shares will have no proprietorship or political rights.

(c) Revaluation reserve

This heading covers revaluations of the Company’s fixed assets approved by the Shareholder’s Extraordinary General Meeting held December 19, 2002 and April 29, 2003, which were intended for determining adequate amounts for the Company’s fixed assets at market value, pursuant to the CVM Deliberation No. 288, dated December 03,1998. The objective of such procedure is for the financial statements to reflect assets value closer to their replacement value.

Pursuant to the provisions of CVM Deliberation No. 273, as of August 20, 1998, a provision for social contribution and income tax was set up on the balance of revaluation reserve (except land), classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

(d) Ownership structure

On September 30, 2004, the capital was comprised as follows:

	Nunber of shares (In thousands)

	Common	%

Vicunha Siderurgia S.A.	133,348	47.26%
Caixa Beneficente dos Empregados da CSN - CBS	10,420	3.69%
Several (ADR - NYSE)	48,664	17.25%
Other (Shares - approx. 10 thousand)	89,737	31.80%

Outstanding shares	282,169	100.00%
Treasury shares	4,748

Total shares	286,917

(e) Investment policy and payment of interest on own capital/dividends

On December 13, 2000, CSN’s Board of Directors decided to adopt a policy of profit distribution, which, by observing the provisions of Law No. 6,404/76, altered by Law No. 9,457/97 implies the distribution of all Company’s net profit to the shareholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with the obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

(f) Interim dividends

On June 14, 2004, CSN’s Board of Directors, in accordance with Article 17, item VIII of the Company’s By-Laws and Article 204, paragraphs 1 and 2 of Law No. 6,404/76, approved the payment of interim dividends to shareholders to the income account for the year ended March 31, 2004, in the amount of R$35,000, representing payments of R$0.1228 per capital stock outstanding, excluding those 2,087 thousand treasury shares at that date, and not requiring the withholding of income tax, as established by legislation in force.

20. NET REVENUES AND COST OF PRODUCTS SOLD

	Parent Company

	9/30/2004			9/30/2003

	Tons (In thousand)	Net Revenues	Cost of Products Sold	Tons (In thousand)	Net Revenues	Cost of Products Sold

Domestic Market	2,526	4,318,912	2,261,084	2,195	2,875,422	1,526,424
Foreign Market	1,064	1,569,298	816,465	1,349	1,362,627	807,194

Steel Products	3,590	5,888,210	3,077,549	3,544	4,238,049	2,333,618

Domestic Market		306,763	162,068		246,852	126,278
Foreign Market		22,700	8,694		13,615	6,636

Other sales		329,463	170,762		260,467	132,914

	3,590	6,217,673	3,248,311	3,544	4,498,516	2,466,532

	Consolidated

	9/30/2004			9/30/2003

	Tons (In thousand)	Net Revenues	Cost of Products Sold	Tons (In thousand)	Net Revenues	Cost of Products Sold

Domestic Market	2,542	4,511,351	2,287,873	2,137	2,983,169	1,563,598
Foreign Market	1,164	2,240,852	1,283,059	1,396	1,660,259	889,350

Steel Products	3,706	6,752,203	3,570,932	3,533	4,643,428	2,452,948

Domestic Market		385,762	254,816		294,158	162,688
Foreign Market		69,331	8,695		18,197	6,636

Other sales		455,093	263,511		312,355	169,324

	3,706	7,207,296	3,834,443	3,533	4,955,783	2,622,272

21. CONSOLIDATED REVENUES AND INCOME BY BUSINESS SEGMENT

The information by business segment is based on the accounting books in accordance with the Brazilian Corporate Law.

The disclosure by business segment followed the concept of IAS14 (international rule), as suggested by the Brazilian Securities Commission (“CVM”), providing the means to evaluate the performance in all Company’business segments.

	Consolidated

	Steel and Services	Corporative	Energy and Infrastructure	Total

Net Revenues	7,174,888		32,408	7,207,296
Cost of Products and Services Sold	(3,763,977)		(70,466)	(3,834,443)

Gross Profit	3,410,911		(38,058)	3,372,853
Operating Income (Expenses)
Selling	(387,031)		(1,311)	(388,342)
Administrative		(204,070)	(13,153)	(217,223)
Other Operating Expenses	(39,886)	(10,072)	10,839	(39,119)

	(426,917)	(214,142)	(3,625)	(644,684)
Net Financial Result		(539,889)		(539,889)
Exchange and Monetary Variation, net		(170,035)		(170,035)
Equity Result	27,869	(13,412)		14,457

Operating Income	3,011,863	(937,478)	(41,683)	2,032,702
Non-Operating Income	3,309			3,309

Income before Income Tax and Social Contribution	3,015,172	(937,478)	(41,683)	2,036,011
Income Tax and Social Contribution	(894,809)	295,904	14,172	(584,733)

Net Income	2,120,363	(641,574)	(27,511)	1,451,278

22. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Parent Company		Consolidated

	9/30/2004	9/30/2003	9/30/2004	9/30/2003

Financial expenses:
Financial expenses:
Loans and financings - foreign currency	(169,292)	(87,114)	(417,356)	(160,499)
Loans and financings - Brazilian currency	(192,693)	(185,738)	(181,879)	(205,476)
Transactions with subsidiaries	(313,909)	(176,244)
PIS/COFINS on financial revenues	(39,318)	(28,985)	(39,107)	(29,774)
Fiscal interest, fines and interest on arrears	(3,493)	(11,653)	(5,668)	(14,926)
CPMF	(68,511)	(54,812)	(73,327)	(59,028)
Other financial expenses	(15,562)	(46,227)	(53,064)	(61,656)

	(802,778)	(590,773)	(770,401)	(531,359)

Financial Income:
Transactions with subsidiaries	48,923	21,807
Yield on Financial Application net of provision for losses	10,579	(114,879)	48,367	(98,716)
Exchange Swap	(23,181)	(923,433)	132,233	(793,622)
Other Income	30,817	18,309	49,912	36,979

	67,138	(998,196)	230,512	(855,359)

Net financial income	(735,640)	(1,588,969)	(539,889)	(1,386,718)

Monetary variation
- Assets	6,158	8,000	6,583	5,256
- Liabilities	(43,205)	(38,723)	(43,658)	(42,125)

	(37,047)	(30,723)	(37,075)	(36,869)

Exchange Variations
- Assets	(57,812)	(232,063)	(112,509)	(154,586)
- Liabilities	79,506	1,412,116	59,381	1,020,873
- Amortization of deferred foreign exchange variation	(78,252)	(99,622)	(79,832)	(101,624)

	(56,558)	1,080,431	(132,960)	764,663

Monetary and exchange variations, net	(93,605)	1,049,708	(170,035)	727,794

23. STATEMENT OF VALUE-ADDED (PARENT COMPANY)

	R$ Million

	9/30/2004	9/30/2003

		Reviewed
Revenue
Sales of products and services	7,314	5,253
Allowance for doubtful accounts	(2)	4
Non-operating income	(10)	(22)

	7,302	5,235

Input purchased from third parties
Raw material used up	(1,612)	(1,108)
Cost of products and services	(861)	(678)
Materials, energy, third-party services and others	(305)	(230)

	(2,778)	(2,016)

Gross value-added	4,524	3,219

Retention
Depreciation, amortization and depletion	(270)	(243)

Net produced value-added	4,254	2,976

Value-added transferred
Equity income	454	(5)
Financial income/Exchange variation	16	(1,222)

	470	(1,227)

Total value-added to distribute	4,724	1,749

VALUE-ADDED DESTINATION
Staff and charges	323	320
Taxes, charges and contributions	1,859	1,269
Interest and exchange variation	806	(714)
Dividends and interest on own equity	35
Retained earnings	1,701	874

Value-added distributed	4,724	1,749

24. STATEMENT OF EBITDA

The Company’s EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

	R$ Million

	Parent Company		Consolidated

	9/30/2004	9/30/2003	9/30/2004	9/30/2003

Net Revenues	6,218	4,499	7,207	4,956
Gross Profit	2,969	2,032	3,373	2,334
Operating Expenses (selling, general and administrative)	(358)	(330)	(606)	(550)
Depreciation (cost of product sold and operating expenses)	549	456	607	486

EBITDA	3,160	2,158	3,374	2,270

EBITDA / MARGIN %	51%	48%	47%	46%

25. EMPLOYEES’ PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees’ Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, as legal entity of social security end, with no lucrative end and authorized to function by the deliberation No.1964, of December 28, 1979, from the Ministry of Social Security. CBS congregates CSN employees, of CSN related companies and entity itself, and provided they sign the adhesion agreement and its activities are conducted by the Supplementary Law No.109, as of May 29, 2001.

(b) Characteristics of the Plans

CBS has three benefit plans:

35% of Average Salary Plan

It is a defined benefit plan, which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, disability or old-age) on a life-long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

Supplementary Average Salary Plan

It is a defined benefit plan, which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life-long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

Combined Supplementary Benefits Plan

This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of September 30, 2004 and June 30, 2004, the plans are presented as follows:

	9/30/2004	6/30/2004

Members	18,623	18,713

In activity	7,401	7,399
Retired employees	11,222	11,314

Distribution of members by benefit plan:

35% of Average Salary Plan	5,844	5,913
Active	20	21
Retired employees	5,824	5,892

Supplementary Average Salary Plan	5,143	5,170
Active	66	67
Retired employees	5,077	5,103

Combined Supplementary Benefits Plan	7,636	7,630
Active	7,315	7,311
Retired employees	321	319

Linked beneficiaries:	5,419	5,426

35% of average salary plan	4,196	4,212
Supplementary average salary plan	1,176	1,169
Combined supplementary benefits plan	47	45

Total members / beneficiaries	24,042	24,139

(c) Insufficiency of Reserve Equalization

On January 25, 1996, the Supplementary Social Security Secretariat – SPC (Secretaria de Previdencia Complementar), through letter No. 55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on value determined on September 30, 1995, monetarily update to December 31, 1995.

Through letter No. 1555/SPC/GAB/COA, of August 22, 2002, confirmed by letter No. 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors´ responsibility in 240 monthly and successive installments being the 1st to 12th in the amount of R$958 and from 13th to 240th on R$3,133, monetarily indexed (INPC + 6% p.a..), starting June 28, 2002. The contract also foresees the installments anticipation in case of cash necessity in defined benefit plan and the incorporating to the updated debit balance the occasioned deficits/surplus under the sponsors’ responsibility, so as to preserve the plans’ balance without exceeding the maximum period of amortization.

(d) Actuarial Liabilities

As provided by CVM Deliberation No. 371, as of December 13, 2000, approving the NPC 26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the management of the Company and its external actuaries, assessed the effects arising from this new practice, in conformity with the report dated January 30, 2004.

Actuarial Liability Recognition

The Company’s Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, from January 1, 2002, being appropriated up to September 2004 the amount of R$22,609 (R$51,287 up to September 2003) in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation No. 371/2000, which, added to related disbursements, totaled R$55,552(R$84,921 up to September 2003).

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve insufficiency was deducted from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in court this amortizing contribution; The Company, however, based on its legal and actuarial advisers understands that such contribution was duly approved by the Complementary Social Security – SPC and consequently, is legally due by the participants.

In addition, in the case of “Plano Milênio” (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor’s contribution corresponds to an equal counterpart of the participants´ contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor’s contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount foreseen of R$2,385 in 2004 (R$1,455 in 2003).

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology Used	Projected Credit Unit Method

Nominal discount rate for actuarial obligation	13.4% p.a.. (8% actual and 5% inflation)
Expected rate of return on plan assets	13.4% p.a.. (8% actual and 5% inflation)
Index for estimated salary increase	INPC + 1% (6.05%)
Index for estimated benefit increases	INPC + 0% (5.00%)
Estimated long-term inflation rate	IN PC + 0% (5.00%)
Biometrical mortality table	UP84 with 3-year aggravation and
divided by sex
Biometrical disability table	Mercer Table for entering disability
Expected turnover rate	1% p.a.
Probability of entering retirement	The first time the participant qualifies
for a benefit

CSN does not have obligations on other after-labor benefits.

26.SUBSEQUENT EVENTS

  Debenture redemption

In compliance with the provisions in the “Private Deed for Issuance of Non-convertible unsecured Debentures of Companhia Siderúrgica Nacional’s First Issuance” as of January 10, 2002, and in compliance with CVM Instruction No. 358, the Company’s Board of Directors approved at the meeting held on August 31, 2004 the redemption of all first series debentures, covered by the deed, representing fifty-four thousand (54,000) debentures, which occurred on October 4, 2004.

  Repurchase of shares

On October 26, 2004, the Board of Directors approved a new purchase of up to 6,357,000 shares issued by the Company to be held in treasury for subsequent sale and/or cancellation, in conformity with Article 3 of CVM Instruction No. 10/80, through trading at the São Paulo Stock Exchange (Bovespa), within three (3) months from November 12, 2004 until February 11, 2005.

  Issuance of debentures – cancellation

The Board of Directors at the meeting held on October 26, 2004, decided to cancel the issuance of debentures authorized on July 27, 2004 and re-ratified in the Board of Directors’ meeting held on August 31, 2004.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR	CORPORATE LAW
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Date – 06/30/2004

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

Production and Production Costs

  Production

Output volumes1 in the third quarter of 2004 totaled 1.4 million tons of crude steel and 1.3 million tons of rolled finished products. In the first 9 months of 2004, the production of crude steel reached 4.1 million tons, up by 4%, while rolled finished products increased by 6% against the same period of 2003, totaling 3.7 million tons. These increases are the result of the Company’s continuous efforts to improve productivity.

  Production Costs (Parent Company)

In 2004, total production costs were 37% higher on a third quarter basis, and 36% higher on a 9-month basis. The increase in production costs was mainly due to higher imported raw materials prices – as a result of the supply and demand imbalance in the international market, driven by increased internal consumption in China. Raw material now represents 51% of total costs, compared to only 40% in 3Q03.

In the first 9 months of 2004, coal and coke costs were R$450 million higher from the comparable period in 2003. In 3Q04, the percentage of total costs declined by 1 percentage point (p.p.), for these inputs, compared to 2Q04, but increased by 12 p.p. compared to 3Q03, accounting for 33% of total costs.

Another highlight was the decline of outsourced hot coils, which no longer pertain to the Company’s commercial strategy.

Costs remained constant compared to 2Q04 given the impact of the Real appreciation on imported or dollar-linked raw material, which remained at 47% of total cash costs.

Higher crude steel output in 2004 also contributed to an increase in our need for raw materials in general. Lastly, the non-cash effect of asset revaluation and CSN Paraná’s start-up increased the depreciation in the beginning of 2004 by R$97 million.

Net Revenues

In the third quarter of 2004, sales volumes of finished products and slabs reached 1.2 million tons, decreasing by 8%, from the same period in the prior year, due to the reduction of outsourced hot coils. Domestic market increased by 40% in the quarter, reflecting a 37% growth on flat steel demand in Brazil and a slight market share increase. Export sales, however, decreased by 55%, when compared the same periods, and accounted for 24% of total sales. In the 9-month period, sales volumes grew by 5%, highlighting the 19% growth of domestic sales, with domestic demand increasing by 15% due to the economic recovery.

Consolidated net revenues in 3Q04 were 56% higher, reaching R$2,780 million. This performance was mainly due to a 68% increase in average prices, resulting from price increases in the domestic market, as well as in the international markets, especially in the United States. Since export prices in the period remained higher, domestic sales accounted for 73% of the quarter’s total net revenues, below the 76% of total volumes. In the 9-month period the domestic market represents 68% of net revenues and 69% of total volumes, since export prices were higher than domestic prices.

Exports for the parent company were largely to the United States and Europe, which represented 39% and 35% of total exports, respectively. This mainly reflects our operations with CSN LLC (USA) and Lusosider (Portugal). Exports to Asia and Latin America amounted for 13% and 10%, respectively. Since CSN LLC and Lusosider sales are made in their respective regions, CSN consolidated sales show substantially the same distribution worldwide.

Gross Profit, Operational Income and EBITDA

  Gross Profit

Gross profit in the 3Q04 increased by R$571 million compared to 3Q03 and R$146 million compared to 2Q04. Gross margin grew by 5 p.p. compared to the same period of the previous year as a result of higher steel prices. Compared to the previous quarter, gross margin had a 2 p.p. increase. In the 9-month period, gross income was 45% higher, while the gross margin remained flat at 47%.

  Operational Income

In 3Q04, operating income reached R$1.1 billion, compared to R$939 million in 2Q04. This R$192 million increase reflects the higher gross income and the reduction in selling expenses, due to smaller export volume. Operating income in the 9-month period grew by 55%, reflecting the increase in gross income.

EBITDA

EBITDA in the third quarter totaled R$1,361 million, an 82% increase compared to the R$747 million reported in 3Q03. EBITDA margin was 49%, or 7 p.p. and 3 p.p. above 3Q03 and 2Q04, respectively. In the 9-month period, EBITDA increased by 49%, reaching R$3.4 billion with a 47% margin. This figure surpasses the 2003 FYE EBITDA by R$372 million.

Financial and Equity Results

  Financial Results

Financial results (which include financial revenues and expenses as well as results from net exchange and monetary variation, but exclude amortization of deferred exchange losses) amounted to negative R$11 million in the quarter, compared to negative R$242 million in 3Q03, due to lower cost of net debt in the period. However, in the first nine months of 2004, financial results were R$630 million, compared to negative R$557 million in the same period of 2003. For a breakdown of the financial results, please refer to table on page 6.

Deferred Exchange Losses: Total amortization of deferred exchanges losses due to the real devaluation in 2001 was R$25 million in 3Q04, compared to R$33 million in 3Q03. The balance to be amortized in 2004 is R$25 million.

  Equity Results

Equity results were negative R$4 million in 3Q04, which represented a R$28 million variation when compared to 3Q03. Although the gains related to the stake at MRS were stable, the Company registered a R$9 million higher loss related to Itasa in 2004. In addition, the Company started to amortize goodwill related to the investments in GalvaSud (R$7 million) and Tangua (CSN LLC controlling shareholder- R$4 million) in 2Q04 and 4Q03, respectively.

Net Income

In 3Q04, the Company recorded R$386 million in provisions for Income Tax and Social Contribution (IT/SC), compared to a R$70 million provision in 2Q04. The main reasons for this difference are higher results before taxes and a reversal in the previous quarter of part of provision related to the Summer Plan. In relation of 3Q03, the R$317 million variation is mainly due to a higher result before taxes in 2004.

As a result of the items previously mentioned, the Company’s consolidated net income in 3Q04 reached R$694 million, 242% higher than the R$203 million recorded in the same period of the previous year, and 64% higher than in 2Q04. In the 9-month period, net income reached R$1.45 billion, up by R$735 million.

Net Debt/EBITDA = 1.1 x

On September 30, 2004, consolidated net debt amounted to R$5,123 million, R$875 million lower than on June 30, 2004. This reduction reflects high cash flow generation and lower financial costs, partially offset by higher raw material inventories that increased our working capital needs. Current net debt /annualized accumulated EBITDA ratio was at 1.1x, within the previously announced estimates.

The cost of net debt for the first nine months of 2004 was equivalent to 92% of the CDI. As the Company’s hedging strategy contemplates financial and operational assets and liabilities denominated in foreign currency, the derivatives amount to approximately US$1 billion. For the year, the Company expects the financial cost to remain around 100% of Cetip’s CDI.

Capex

In the first 9 months of 2004, total capex reached R$ 646 million. The main expenditure, once again, was related to CSN Paraná, in addition to projects related to maintaining the operating and technological excellence of the facilities, as well as the acquisition of the remaining capital of GalvaSud, which amounted to R$306 million.

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- Code	2- Description	3- 9/30/2004	4- 6/30/2004

1	Total Assets	23,689,150	22,224,921
1.01	Current Assets	7,840,038	6,253,120
1.01.01	Cash	290,108	954,194
1.01.02	Credits	1,372,764	1,583,567
1.01.02.01	Trade Accounts Receivable - Domestic Market	1,120,117	1,044,815
1.01.02.02	Trade Accounts Receivable - Export Market	374,599	688,604
1.01.02.03	Allowance for Doubtful Accounts	(121,952)	(149,852)
1.01.03	Inventories	2,150,766	1,441,477
1.01.04	Others	4,026,400	2,273,882
1.01.04.01	Marketable Securities	3,270,067	1,627,792
1.01.04.02	Recoverable Income Tax and Social Contribution	14,391	10,391
1.01.04.03	Deferred Income Tax	101,495	163,847
1.01.04.04	Deferred Social Contribution	36,538	36,327
1.01.04.05	Prepaid Expenses	26,150	36,442
1.01.04.06	Other	577,759	399,083
1.02	Long-Term Assets	2,135,624	2,116,451
1.02.01	Credits	27,407	27,407
1.02.01.01	Compulsory Loans – Eletrobras	27,407	27,407
1.02.02	Credit with Related Parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Others	2,108,217	2,089,044
1.02.03.01	Deferred Income Tax	734,579	726,252
1.02.03.02	Deferred Social Contribution	80,611	74,458
1.02.03.03	Judicial Deposits	549,831	543,237
1.02.03.04	Securities Receivable	45,207	45,653
1.02.03.05	Recoverable PIS/PASEP	24,927	33,097
1.02.03.06	Prepaid Expenses	84,109	84,404
1.02.03.07	Investment Available for Sale	247,275	257,437
1.02.03.08	Marketable Securities	219,211	198,958
1.02.03.09	Others	122,467	125,548
1.03	Permanent Assets	13,713,488	13,855,350
1.03.01	Investments	397,054	392,835
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	397,054	392,835
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant and Equipment	12,999,141	13,108,212
1.03.02.01	In Operation, Net	12,750,419	12,893,310
1.03.02.02	In Construction	119,657	85,983
1.03.02.03	Land	129,065	128,919
1.03.03	Deferred	317,293	354,303

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY (in thousands of reais)

1- Code	2- Description	3- 9/30/2004	4- 6/30/2004

2	Total Liabilities	23,689,150	22,224,921
2.01	Current Liabilities	3,629,749	3,188,105
2.01.01	Loans and Financings	1,492,241	1,342,263
2.01.02	Debentures	617,789	583,255
2.01.03	Suppliers	546,123	439,227
2.01.04	Taxes, Charges and Contributions	795,329	641,343
2.01.04.01	Salaries and Social Contributions	86,769	81,710
2.01.04.02	Taxes Payable	472,060	357,352
2.01.04.03	Deferred Income Tax	173,897	148,736
2.01.04.04	Deferred Social Contribution	62,603	53,545
2.01.05	Dividends Payable	479	382
2.01.06	Provisions	13,628	11,805
2.01.06.01	Labor, Civil and Fiscal	13,628	11,805
2.01.07	Debt with Related Parties	0	0
2.01.08	Others	164,160	169,830
2.02	Long-Term Assets	11,375,588	10,954,261
2.02.01	Loans and Financings	5,892,059	5,953,813
2.02.02	Debentures	900,000	900,000
2.02.03	Provisions	4,251,071	3,755,584
2.02.03.01	Labor, Civil and Fiscal	721,425	677,046
2.02.03.02	For Income Tax in Judge	20,393	19,634
2.02.03.03	For Social Contribution in Judge	182,534	82,188
2.02.03.04	Other Tax in Judge	955,805	578,927
2.02.03.05	Deferred Income Tax	1,754,839	1,773,388
2.02.03.06	Deferred Social Contribution	616,075	624,401
2.02.04	Debt with Related Parties	0	0
2.02.05	Others	332,458	344,864
2.03	Deferred Income	32,025	35,103
2.04	Minority Interest	0	0
2.05	Shareholders’ Equity	8,651,788	8,047,452
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserve	17,319	17,319
2.05.03	Revaluation Reserve	4,824,142	4,885,196
2.05.03.01	Own Assets	4,824,142	4,885,196
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	554,656	644,803
2.05.04.01	Legal	249,391	249,391
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	305,265	395,412
2.05.04.07.01	For Investments	487,203	487,203
2.05.04.07.02	Treasury Shares	(181.938)	(91.791)
2.05.05	Retained Earnings	1.574.724	819.187

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of reais)

1- Code	2- Description	3- 7/01/2004 to 9/30/2004	4- 1/01/2004 to 9/30/2004	5- 7/01/2003 to 9/30/2003	6- 1/01/2003 to 9/30/2003

3.01	Gross Revenue from Sales and/or Services	3,339,247	8,600,865	2,066,634	5,898,369
3.02	Deductions from Gross Revenue	(559,472)	(1,393,569)	(284,460)	(942,586)
3.03	Net Revenue from Sales and/or Services	2,779,775	7,207,296	1,782,174	4,955,783
3.04	Cost of Goods and Services Sold	(1,440,581)	(3,834,443)	(1,013,827)	(2,622,272)
3.04.01	Depreciation and Amortization	(192,626)	(573,490)	(181,601)	(458,922)
3.04.02	Others	(1,247,955)	(3,260,953)	(832,226)	(2,163,350)
3.05	Gross Profit	1,339,194	3,372,853	768,347	2,333,511
3.06	Operating Income/Expenses	(248,657)	(1,340,151)	(485,364)	(1,201,695)
3.06.01	Selling	(108,782)	(388,342)	(150,376)	(354,067)
3.06.01.01	Depreciation and Amortization	(2,101)	(6,364)	(1,891)	(5,446)
3.06.01.02	Others	(106,681)	(381,978)	(148,485)	(348,621)
3.06.02	General and Administrative	(73,339)	(217,223)	(61,226)	(195,558)
3.06.02.01	Depreciation and Amortization	(9,250)	(26,692)	(7,250)	(21,365)
3.06.02.02	Others	(64,089)	(190,531)	(53,976)	(174,193)
3.06.03	Financial	(36,703)	(709,924)	(275,100)	(658,924)
3.06.03.01	Financial Income	(30,889)	230,512	53,731	(855,359)
3.06.03.02	Financial Expenses	(5,814)	(940,436)	(328,831)	196,435
3.06.03.02.01	Amortization of Special Exchange Variation	(25,209)	(79,832)	(32,792)	(101,624)
3.06.03.02.02	Foreign Exchange and Monetary Variation, net	281,578	(90,203)	(99,917)	829,418
3.06.03.02.03	Financial Expenses	(262,183)	(770,401)	(196,122)	(531,359)
3.06.04	Other Operating Income	24,342	47,765	15,805	37,683
3.06.05	Other Operating Expenses	(50,074)	(86,884)	(38,151)	(65,413)
3.06.06	Equity Result from Subsidiaries and Affiliated Companies	(4,101)	14,457	23,684	34,584
3.07	Operating Income/Loss	1,090,537	2,032,702	282,983	1,131,816
3.08	Non-Operating Income/Loss	(9,560)	3,309	(9,992)	(19,797)
3.08.01	Income	3	13,451	294	1,653
3.08.02	Expenses	(9,563)	(10,142)	(10,286)	(21,450)
3.09	Income before taxes and participations/contributions	1,080,977	2,036,011	272,991	1,112,019
3.10	Provision for income tax and social contribution	(301,914)	(422,629)	(42,421)	(60,271)
3.11	Deferred Income Tax	(84,581)	(162,104)	(27,527)	(335,763)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on own capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Net Income (Loss) for the Period	694,482	1,451,278	203,043	715,985
	SHARES OUTSTANDING EX-TREASURY (in thousands)	282,169	282,169	71,729,261	71,729,261
	EARNINGS PER SHARE	2.46123	5.14329	0.00283	0.00998
	LOSS PER SHARE

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

SEE CHART 05.01:

“ COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER”

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		272,951		272,951

02	CSN STEEL CORP	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

03	CSN ISLANDS CORP.	05.923.780/0001-65	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		50		50

04	CSN ENERGY CORP.	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		200,000		200,000

05	IND. NAC. DE AÇOS LAMINADOS – INAL S/A	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		285,950		285,950

06	FEM – PROJ. CONSTRUÇÕES E MONTAGENS S/A	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		376		376

07	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		82,347		82,347

08	CSC-COMPANHIA SIDERÚRGICA DO CEARÁ	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1,100		1,100

09	CSN PANAMA, S/A	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		28		28

10	CSN ENERGIA S/A	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.90	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

11	CSN PARTICIPAÇÕES ENERGÉTICAS S/A	03.537.201/0001-10	PRIVATE SUBSIDIARY	99.70	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

12	CSN I S/A	04.518.302/0001-07	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		8,226,686		8,226,686

13	GALVASUD S/A	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1,804,656		1,804,656

14	SEPETIBA TECON S/A	02.394.276/0001-27	PRIVATE SUBSIDIARY	20.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		12,444		12,444

15	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	PRIVATE SUBSIDIARY	49.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		18,153		18,153

16	ITÁ ENERGÉTICA S/A	01.355.994/0002-02	PRIVATE SUBSIDIARY	48.75	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		253,607		253,607

17	MRS LOGÍSTICA	01.417.222/0001-77	ASSOCIATED PUBLIC COMPANY	32.22	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		109,374		109,374

18	CSN ISLANDS II CORP.	05.918.534/0001-15	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

19	CSN ISLANDS III CORP.	05.918.535/0001-60	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

20	CSN ISLANDS IV CORP.	05.918.536/0001-04	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

21	CSN ISLANDS V CORP.	05.918.538/0001-01	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

22	CSN EXPORT CO.	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

23	CSN ISLANDS VII CORP.	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

24	CSN ISLANDS VIII CORP.	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

25	CSN ISLANDS IX CORP.	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		0

10.01 - CARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	01
2 - No. ORDER	1
3 - No. REGISTRY IN CVM	CVM/SRE/DEB/2002/006
4 - REGISTRY DATE IN CVM	02/27/2002
5 - ISSUED SERIES	1A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	02/01/2002
9 - MATURITY DATE	02/01/2005
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	CDI + 2.75% p.a.
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14-AMOUNT ISSUED (Thousands of Reais)	540,000
15-AMOUNT OF SECURITIES ISSUED (UNIT)	54,000
16 - OUTSTANDING SECURITIES (UNIT)	51,655
17 - TREASURY SECURITIES (UNIT)	2,345
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST REPACTUAÇÃO
22 - DATE OF NEXT EVENT	10/04/2004

10.01 - CARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY IN CVM	CVM/SRE/DEB/2003/020
4 – REGISTRY DATE IN CVM	12/08/2003
5 - ISSUED SERIES	UN
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/01/2003
9 - EXPIRATION DATE	12/01/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	107% CDI CETIP
12 – PREMIUM/NEGATIVE GOODWILL
13 – NOMINAL VALUE (Reais)	10,000.00
14-AMOUNT ISSUED (Thousands of Reais)	400,000
15-AMOUNT OF SECURITIES ISSUED (UNIT)	40,000
16 - OUTSTANDING SECURITIES (UNIT)	40,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST REPACTUAÇÃO
22 - DATE OF NEXT EVENT	12/01/2005

10.01 - CARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	03
2 - No. ORDER	3
3 - No. REGISTRY IN CVM	CVM/SRE/DEB/2003/022
4 - REGISTRY DATE IN CVM	12/19/2003
5 - ISSUED SERIES	1A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/01/2003
9 - EXPIRATION DATE	12/01/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	106.5% CDI SETIP
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14-AMOUNT ISSUED (Thousands of Reais)	250,000
15-AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST REPACTUAÇÃO
22 - DATE OF NEXT EVENT	12/01/2005

10.01 - CARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	04
2 - No. ORDER	3
3 - No. REGISTRY IN CVM	CVM/SRE/DEB/2003/023
4 - REGISTRY DATE IN CVM	12/19/2003
5 - ISSUED SERIES	2A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/01/2003
9 - EXPIRATION DATE	12/01/2008
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	IGPM + 10% P.A.
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14-AMOUNT ISSUED (Thousands of Reais)	250,000
15-AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST REPACTUAÇÃO
22 - DATE OF NEXT EVENT	12/01/2005

15.01 INVESTMENT PROJECTS

OPERATING INVESTMENTS

Expenditures made in the third quarter of 2004 with investment projects were:

Description	Value
R$ thousand

Activation of chair 5 of LTF# 1	4,127
Improvement in the coke batteries # 1, 4 and 5	2,237
Natural gas injection in the blast furnaces	1,564
Replacement of steel pan carcasses	1,311
Replacement of DLCs of LEEs # 5 and 6	1,253
Repotentiation of liquid metal rolling bridges	709
Magnetic separator for LTF#2	699
Installation of BQ cut line	490
Revamp of rolling bridges	436
Emission of particles to the clear story	415
Repair and modification of torpedo cars	358
Revamp of lime furnace # 3	351
Replacement of aciaria bearing beam	299
Revamp of continuous running machine # 2	257
Electromechanical revamp in torpedo cars	254
Aciaria automation	203
Preservation of blast furnaces	194
Battery revamp of coke furnaces # 3	188
Gas system revamp	131

15,476

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Statement of Sources and Uses of Proceeds
For the periods ended on September 30, 2004 and 2003
(In thousands of reais)

	Parent Company		Consolidated

	2004	2003	2004	2003

SOURCES OF PROCEEDS
Funds provided by operations
Net income for the period	1,551,970	732,863	1,451,278	715,985
Expenses (income) not affecting net working capital
Monetary and foreign exchange variation and long term accrued charges (net)	(165,284)	(925,979)	(56,546)	(366,316)
Equity result and amortization of goodwill and negative goodwill	(453,704)	5,316	(14,457)	(34,584)
Write-offs from permanent assets	7,921	6,699	8,431	7,443
Depreciation/depletion/amortization	548,546	456,270	606,490	485,733
Amortization of special foreign exchange variation	78,252	99,622	79,832	101,624
Deferred income tax and social contribution	(192,138)	137,532	(196,597)	142,025
Provision for contingent liabilities PIS/COFINS/CPMF	103,155	80,368	103,155	80,368
Employees’ Pension Fund Provision	22,609	51,287	22,345	51,287
Deferred Income Variations			25,529
Others	113,296	(199,490)	123,270	(166,522)
	1,614,623	444,488	2,152,730	1,017,043
Funds Provided by Others
Resources from loans and financings	2,537,876	2,444,795	2,097,995	2,206,277
Decrease in other long-term assets	115,788	70,349	131,120	28,945
Increase in other long-term liabilities	406,644	156,532	426,557	147,451
Others	22,468	127,759	29,171	1,478
	3,082,776	2,799,435	2,684,843	2,384,151
TOTAL SOURCES OF FUNDS	4,697,399	3,243,923	4,837,573	3,401,194

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Statement of Sources and Uses of Proceeds
For the periods ended on September 30, 2004 and 2003
(In thousands of reais)

	Parent Company		Consolidated

	2004	2003	2004	2003

USES OF FUNDS
Funds used in permanent assets
Investments	531,527	74,675	139,205	(66,250)
Property, plant and equipment	259,582	666,104	457,335	337,898
Deferred assets	31,864	81,066	49,615	56,101
	822,973	821,845	646,155	327,749
Other
Interest on own equity/dividends	35,000	506,138	35,000	506,138
Treasury shares	181,938		181,938
Transfer of loans and financing to short-term	1,784,108	827,944	1,796,245	662,512
Increases in long-term assets	93,517	1,323,929	138,535	623,563
Decreases in long-term liabilities	30,517	148,748	62,273	194,245
	2,125,080	2,806,759	2,213,991	1,986,458
TOTAL USES OF FUNDS	2,948,053	3,628,604	2,860,146	2,314,207

INCREASE (DECREASE) IN NET WORKING CAPITAL	1,749,346	(384,681)	1,977,427	1,086,987

CHANGES IN NET WORKING CAPITAL
Current Assets
At end of period	6,249,078	5,014,341	7,840,038	4,997,798
At beginning of period	5,507,669	4,257,340	6,775,380	4,227,070
	741,409	757,001	1,064,658	770,728
Current Liabilities
At end of period	3,543,808	4,585,096	3,629,749	4,412,376
At beginning of period	4,551,745	3,443,414	4,542,518	4,728,635
	(1,007,937)	1,141,682	(912,769)	(316,259)
INCREASE (DECREASE) IN NET WORKING CAPITAL	1,749,346	(384,681)	1,977,427	1,086,987

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Cash Flow Statement
For the quarters ended September 30, 2004 and 2003
(In thousands of reais)

	Parent Company		Consolidated

	2004	2003	2004	2003

Cash flow from operating activities
Net income for the year	1,551,970	732,863	1,451,278	715,985
Adjustments to reconcile the net income for the year with the resources from operating activities:
- Amortization of deferred exchange variation	78,252	99,622	79,832	101,624
- Monetary and exchange variation, net	(183,797)	(1,224,496)	(75,576)	(841,941)
- Provision for charges on loans and financings	714,811	471,162	666,871	355,552
- Depreciation/ depletion/ amortization	548,546	456,270	606,490	485,733
- Write-off from permanent assets	7,921	6,699	8,431	7,443
- Equity result and amortization of good will and negative goodwill	(453,704)	5,316	(14,457)	(34,584)
- Deferred income tax and social contribution	209,332	352,204	162,104	335,764
- Provision Swap / Forward	(477,868)	1,128,553	(597,502)	1,128,553
- Provision marked to market	(223,665)	(223,665)
- Employees’ Pension Fund Provision	22,609	51,287	22,345	51,287
- Other provisions	153,991	(4,844)	119,621	(35,147)
	2,172,063	1,850,971	2,429,437	2,046,604
(Increase) decrease in assets:
- Accounts receivable - trade	(453,110)	(483,067)	(249,443)	(436,664)
- Inventories	(892,707)	(231,481)	(1,257,062)	(316,988)
- Judicial Deposits	(43,976)	(46,086)	(46,677)	(52,218)
- Credits with subsidiary and associated companies	(17,763)	(1,040,308)	1,240	(1,330)
- Carryforward taxes	(148,919)	(81,639)	(163,781)	(88,992)
- Others	176,933	160,652	113,623	(51,032)
	(1,379,542)	(1,721,929)	(1,602,100)	(947,224)
Increase (decrease) in liabilities
- Suppliers	(120,360)	(59,841)	55,504	(37,323)
- Salaries and payroll charges	20,547	43,112	25,333	44,783
- Taxes	432,802	69,556	465,417	86,626
- Accounts payable - subsidiary companies	(10,329)	(769)
- Option Hedge premium		186,187		188,108
- Others	(104,903)	(40,844)	(66,837)	(84,431)
	217,757	197,401	479,417	197,763
Net resources from operating activities	1,010,278	326,443	1,306,754	1,297,143

Cash flow from financing activities
- Investments	(531,527)	(74,675)	(139,205)	66,250
- Property, plant and equipment	(259,860)	(679,415)	(457,613)	(344,664)
- Deferred assets	(31,864)	(81,066)	(49,615)	(56,101)
Net resources used on investing activities	(823,251)	(835,156)	(646,433)	(334,515)

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Cash Flow Statement
For the quarters ended September 30, 2004 and 2003
(In thousands of reais)

	Parent Company		Consolidated

	2004	2003	2004	2003

Cash Flow from investing activities
Funding
- Loans and Financings	2,584,628	3,694,407	2,805,746	3,515,120
	2,584,628	3,694,407	2,805,746	3,515,120
Payments
- Financial Institutions
- Principal	(1,524,178)	(1,167,776)	(2,221,235)	(2,238,800)
- Charges	(679,978)	(450,073)	(675,560)	(450,073)
- Interest on own equity/dividends	(752,254)	(799,671)	(752,254)	(799,671)
- Treasury shares	(181,938)		(181,938)
	(3,138,348)	(2,417,520)	(3,830,987)	(3,488,544)
Net resources from (to) financing activities	(553,720)	1,276,887	(1,025,241)	26,576

Increase (decrease) in cash and securities	(366,693)	768,174	(364,920)	989,204
Cash and securities, beginning of period	2,193,171	850,278	3,650,707	1,186,347
Cash and securities, end of period	1,826,478	1,618,452	3,285,787	2,175,551

Additional cash flow information
Monetary variation and interest capitalized	(278)	(13,311)	(278)	(6,766)

17.01 INDEPENDENT ACCOUNTANTS SPECIAL REVIEW REPORT - QUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Accountants Special Review Report

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1. We have conducted a special review of the quarterly report (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation), which includes the individual (Parent Company) and consolidated balance sheets as of September 30, 2004, the related statements of income for the quarter and the nine month period then ended, the performance report and the relevant information, presented in accordance with the accounting principles generally accepted in Brazil, prepared under the responsibility of the Company’s management.

2. Except for the matter presented in paragraph (3), our review was conducted in accordance with specific standards established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires and discussions with the Company’s management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company’s and its subsidiaries financial position and operations.

3. As described in Note 13 to the quarterly financial information, the Company and its affiliate MRS Logística S.A. and its subsidiary Galvasud S.A. elected to defer net losses arising from exchange variations in the year 2001, in conformity with Provisional Measure no.3/2001 and Deliberations no.404/2001 and 409/2001 of the Brazilian Securities Commission – CVM. The accounting practices adopted in Brazil require the recognition in income of the effects of exchange rate variations during the period in which they occurred. As a result, as of September 30, 2004 the stockholders´ equity is overstated by approximately R$18 million (R$36 million on June 30, 2004) and the net income for the quarter and nine month period ended September 30, 2004, is understated by approximately R$18 million and R$57 million respectively , net of tax effects.

4. Based on our special review, except for the effects of the matter mentioned in paragraph 3, we are not aware of any material modification that should be made to the quarterly report referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of the quarterly information.

5. As described in Note 7 to the Quarterly Information, as of September 30, 2004, the Company and its subsidiaries had recorded in current assets, accounts receivable in the amount of R$76 million, related to the sale of energy in the Wholesale Electric Energy Market – MAE, for the period between September 2000 to September 2002. These amounts are subject to changes, depending on the decision in the judicial process under way filed by companies in the electric energy sector, related to the interpretation of market regulation in effect for that period.

6. The individual and consolidated financial statements as of June 30, 2004 presented for comparative purposes, were reviewed by us, and our report, dated July 23, 2004 included a qualification with respect to the deferral of net negative exchange variations for the year 2001 and an emphasis paragraph with respect to the realization of accounts receivable related to the sale of energy on the Wholesale Electric Energy Market – MAE for the period of September 2000 to September 2002. The individual and consolidated statements of income for the quarter and nine month period ended September 30, 2003, presented for comparative purposes, were reviewed by us, and our report, dated October 31, 2003, contains a qualification with respect to the absence of review of the September 30, 2003 financial statements of the jointly controlled subsidiary Lusosider Projectos Siderurgicos S.A. by us or other independent auditors, deferral of net negative exchange variations in the year 2001 and an emphasis paragraph with respect to the realization of accounts receivable related to the sale of energy on the MAE.

7. Our special review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph (1) above, taken as a whole. The Supplementary Information related to the Value-added Statement, presented in Note 23, the EBITDA Statement included in Note 24, and the Statements of Changes in Financial Position and of Cash Flows presented in Attachment 16.01 to the Quarterly Information are presented for the purposes of allowing additional analyses and are not required as part of the basic quarterly report. This information was reviewed by us according to the review procedures mentioned in paragraph (2) above, and based on our special review, except for the matter mentioned in paragraph (3), is fairly stated, in all material respects, in relation to the Quarterly Information taken as a whole.

Rio de Janeiro, October 22, 2004

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independentes	Engagement Partner

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Address for Correspondence with Company)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL COMPOSITION	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	PAID-IN CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE QUARTERLY STATEMENTS	8
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	41
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	45
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY	46
07	01	CONSOLIDATED STATEMENT OF INCOME	48
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	50
09	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	51
10	01	CARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBEBNTURES	54
15	01	INVESTMENT PROJECTS	58
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	59
17	01	INDEPENDENT ACCOUNTANTS SPECIAL REVIEW REPORT - QUALIFIED	63
		CSN OVERSEAS
		CSN STEEL CORP.
		CSN ISLANDS CORP.
		CSN ENERGY CORP.
		IND. NAC. DE AÇOS LAMINADOS - INAL S/A
		FEM – PROJ. CONSTRUÇÕES E MONTAGENS S/A
		CIA METALIC DO NORDESTE
		CSC-COMPANHIA SIDERÚRGICA DO CEARÁ
		CSN PANAMA, S/A
		CSN ENERGIA S/A
		CSN PARTICIPAÇÕES ENERGÉTICAS S/A
		CSN I S/A
		GALVASUD S/A
		SEPETIBA TECON S/A
		COMPANHIA FERROVIÁRIA DO NORDESTE-CFN
		ITÁ ENERGÉTICA S/A
		MRS LOGÍSTICA
		CSN ISLANDS II CORP.
		CSN ISLANDS III CORP.
		CSN ISLANDS IV CORP.
		CSN ISLANDS V CORP.
		CSN EXPORT CORP.
		CSN ISLANDS VII CORP.
		CSN ISLANDS VIII CORP.
		CSN ISLANDS IX CORP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

By:	/S/ Lauro Henrique Campos Rezende
Lauro Henrique Campos Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.